Exhibit 2.1

Execution Version

AGREEMENT AND PLAN OF MERGER

by and among

SCICLONE PHARMACEUTICALS, INC.,

SILVER BIOTECH INVESTMENT LIMITED,

and

SILVER DELAWARE INVESTMENT LIMITED

Dated June 7, 2017

i

ii

iii

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into on June 7, 2017, by and among SciClone Pharmaceuticals, Inc., a Delaware corporation (the “Company”), Silver Biotech Investment Limited, a company organized under the laws of the Cayman Islands (“Holdco”), and Silver Delaware Investment Limited, a Delaware corporation and wholly-owned subsidiary of Holdco (“Merger Sub”).

RECITALS

WHEREAS, the Boards of Directors of Holdco (the “Holdco Board”) and the Company (the “Company Board”) deem it advisable and in the best interests of each corporation and their stockholders, respectively, that Holdco acquire the Company;

WHEREAS, the acquisition of the Company shall be effected through a merger (the “Merger”) of Merger Sub with and into the Company, with the Company surviving the Merger as a controlled subsidiary of Holdco in accordance with the General Corporation Law of the State of Delaware (the “DGCL”);

WHEREAS, concurrently with the execution of this Agreement, and as a condition to the willingness of the Company to enter into this Agreement, GL Trade Investment Limited (the “Rollover Holder”) is entering into a rollover agreement (the “Rollover Agreement”) with Holdco and Silver Biotech Holding Limited, a company organized under the laws of the Cayman Islands and the sole shareholder of Holdco (“Topco”), pursuant to which the Rollover Holder is agreeing, among other things, to contribute all of the Common Shares beneficially owned by it (the “Rollover Shares”) to Holdco immediately prior to the Effective Time in exchange for newly issued shares of Topco (the “Contribution”);

WHEREAS, concurrently with the execution and delivery of this Agreement, as a condition and inducement to the willingness of the Company to enter into this Agreement, the Rollover Holder is entering into a Voting and Support Agreement (the “Voting Agreement”) with the Company pursuant to which, among other things, the Rollover Holder has agreed to vote their Common Shares in favor of the transactions contemplated herein;

WHEREAS, the Company Board has unanimously (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, are advisable and fair to, and in the best interests of, the Company and its stockholders, (ii) adopted this Agreement and the transactions contemplated hereby, including the Merger, (iii) directed that this Agreement be submitted to the stockholders of the Company for their approval and (iv) resolved to recommend that the stockholders of the Company approve this Agreement;

WHEREAS, the board of directors of Merger Sub has unanimously adopted, and the Holdco Board has unanimously adopted, in each case, this Agreement and the transactions contemplated hereby, including the Merger; and

WHEREAS, the Company, Holdco and Merger Sub desire to make certain representations, warranties, covenants and agreements in connection with the Merger and to prescribe certain conditions to the Merger, in each case, as set forth herein.

NOW, THEREFORE, in consideration of the foregoing premises, and of the representations, warranties, covenants and agreements contained herein, the parties agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1 Definitions. For purposes of this Agreement, the following terms have the respective meanings set forth below:

(a) Certain Terms. Whenever used in this Agreement (including in the Company Disclosure Letter and the Holdco Disclosure Letter), the following terms shall have the respective meanings given to them below:

“Acceptable Confidentiality Agreement” means a confidentiality agreement between the Company and a Person that has made an Alternative Transaction Proposal that contains terms that are not materially less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement.

“Affiliate” means, with respect to any Person, any other Person that, directly or indirectly, controls, is controlled by or is under common control with such Person.

“Alternative Transaction Proposal” means any inquiry, proposal or offer from any Person (whether or not in writing) relating to: (i) any direct or indirect acquisition, of assets of the Company or the Company Subsidiaries (including any voting equity interests of Company Subsidiaries, but excluding sales of assets in the ordinary course of business) equal to twenty percent (20%) or more of the consolidated assets of the Company and the Company Subsidiaries taken as a whole (measured by the fair market value thereof as of the date of such sale, transfer, acquisition or disposition) or to which twenty percent (20%) or more of the Company’s net revenues or net income on a consolidated basis are attributable; (ii) direct or indirect acquisition of twenty percent (20%) or more of the outstanding voting power of the Company’s equity securities; (iii) any tender offer or exchange offer or any other transaction in which any Person (or the stockholders of any Person) or “group” (as such term is defined under the Exchange Act) offers to acquire beneficial ownership, or the right to acquire beneficial ownership, of twenty percent (20%) or more of the outstanding voting power of the Company’s equity securities; (iv) a merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving the Company or any of the Company Subsidiaries; or (v) any combination of the foregoing, in each case, other than the Merger and the other transactions contemplated by this Agreement.

“Applicable Law” means any federal, state, local, municipal or foreign (including supranational) law, statute, regulation, rule, ordinance, constitution, treaty, order, injunction, or decree enacted, promulgated, issued or entered by any Governmental Entity, including any economic sanctions programs or trade restrictions administered by government authorities, including without limitation those administered by the United States Department of Treasury Office of Foreign Assets Control.

“Available Cash” means the aggregate amount of the unencumbered and unrestricted cash of the Company (or Merger Sub) up to $113.0 million available immediately prior to the Closing in one or more bank accounts of the Company (or Merger Sub), including, for the avoidance of doubt, the Offshore Cash transferred to and held by the Company (or Merger Sub) pursuant to Section 9.3(c).

“beneficial owner” or “beneficial ownership,” with respect to any Common Shares, has the meaning ascribed to such term under Rule 13d-3(a) promulgated under the Exchange Act.

“Bulletin 7” means the Bulletin of the State Administration of Taxation on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-resident Enterprises (Bulletin of the State Administration of Taxation No. 7 of 2015) made effective as of February 3, 2015.

“Business Day” means any day other than a Saturday, Sunday or a day on which banks in the City of New York, the Cayman Islands, Hong Kong or the PRC are permitted or obligated by Applicable Law to be closed for regular banking business.

“Claim” means any threatened, asserted, pending or completed action, suit or proceeding, whether instituted by any party hereto, any Governmental Entity or any other Person, that any Indemnified Party in good faith believes might lead to the institution of any such action, suit or proceeding, whether civil, criminal, administrative, investigative or other, arising out of or pertaining to matters that relate to such Indemnified Party’s duties or service as a director, officer, trustee, employee, agent or fiduciary of the Company, any of the Company Subsidiaries or any Company Benefit Plan maintained by any of the foregoing or any other Person at or prior to the Effective Time.

“Common Share” means one share of common stock, $0.001 par value per share, of the Company.

“Company Benefit Plans” means each U.S. or non-U.S. employee benefit plan (including any “employee benefit plan,” as defined in Section 3(3) of ERISA, whether or not subject to ERISA, and any bonus, commission or other incentive compensation, deferred compensation, stock bonus, stock purchase, phantom stock, restricted stock, restricted stock unit, performance stock unit, stock option or stock appreciation rights, or other equity-based, benefit, change of control, retention or severance benefits, supplemental unemployment benefits, vacation, holiday, sick leave, personal leave, housing, tuition assistance, adoption assistance, or any fringe benefit plan, program, agreement, contract, policy or binding arrangement (whether or not in writing)) for the benefit of any current or former officer, employee or director of the Company or any of the Company Subsidiaries that is sponsored, maintained, contributed to, or required to be maintained or contributed to, by the Company or any of the Company Subsidiaries, or with respect to which the Company or any Company Subsidiary has or could reasonably be expected to have any material liability.

“Company Disclosure Letter” means the disclosure letter delivered by the Company to Holdco concurrently with the execution of this Agreement.

“Company Incentive Plan” means each of the Company’s 2004 Outside Directors Stock Option Plan, as amended from time to time, the Company’s 2005 Equity Incentive Plan, as amended and restated from time to time, and the Company’s 2015 Equity Incentive Plan pursuant to which outstanding Stock Options, RSUs and PRSUs have been granted.

“Company Material Adverse Effect” means any event, occurrence, change, development or effect, individually or in the aggregate, that: (a) has been or would reasonably be expected to be materially adverse to the business, results of operations or financial condition of the Company and the Company Subsidiaries, taken as a whole, except to the extent that such event, occurrence, change, development or effect results from (i) general economic conditions (or changes therein) globally, in the U.S. or in the PRC, (ii) financial or security market fluctuations or conditions (including exchange rate or interest rate changes globally, in the U.S. or in the PRC), (iii) changes in or events affecting generally the industries in which the Company and the Company Subsidiaries operate, (iv) any change in U.S. GAAP or Applicable Law first arising after the date of this Agreement applicable to the industries in which the Company and the Company Subsidiaries operate, (v) any change in customer or supplier relationships arising directly or indirectly from the announcement or pendency of this Agreement and the transactions contemplated hereby, (vi) changes in the market price or trading volume of the Common Shares on NASDAQ (it being understood, however, that the exception in this clause (vi) shall not apply to the underlying causes giving rise to or contributing to any such change or prevent any of such underlying causes from being taken into account in determining whether a Company Material Adverse Effect has occurred), (vii) any failure by the Company to meet any estimates or outlook of revenues or earnings or other financial projections (it being understood, however, that the exception in this clause (vii) shall not apply to the underlying causes giving rise to or contributing to any such failure or prevent any of such underlying causes from being taken into account in determining whether a Company Material Adverse Effect has occurred), (viii) natural disasters, (ix) national or international political conditions, including any engagement in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack occurring prior to, on or after the date of this Agreement, (x) compliance by the Company with the terms and conditions of this Agreement, (xi) any action taken by the Company at the written request or with the written consent of Holdco or (xii) any claim, action, suit, arbitration or proceedings arising directly or indirectly from the announcement or pendency of this Agreement or the transactions contemplated hereby, except, in the case of clauses (i), (iii), (viii), to the extent the Company and the Company Subsidiaries, taken as a whole, are disproportionately affected thereby as compared with other participants in the industries in which the Company and the Company Subsidiaries operate; or (b) would prevent the Company from consummating the Merger or the other transactions contemplated hereby.

“Company Pharmaceutical Products” shall mean all compounds, biological molecules, and/or other drugs or drug candidates presently being researched, tested, developed, manufactured, imported, marketed, distributed, sold or promoted by or on behalf of the Company or any Company Subsidiaries.

“Company Termination Fee” means an amount equal to (i) $15,777,293, provided that such amount shall be reduced to $7,888,647 in the case where it is payable pursuant to Section 10.3(b)(iii) and such termination results from the Company’s approval of (or recommendation to the Company’s stockholders, or entry into an Acquisition Agreement, with respect to) a Superior Proposal that was (i) first received by the Company during the Transaction Solicitation Period (and not subsequently rescinded or withdrawn), or (ii) received from an Excluded Party (and not subsequently rescinded or withdrawn).

“Constituent Documents” means, with respect to any entity, the certificate, memorandum or articles of incorporation, association or formation, by-laws, limited liability company agreement and/or limited partnership agreement of such entity, or any similar organizational documents of such entity.

“Contract” means any agreement, contract, obligation, promise or undertaking, whether written or oral.

“control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, as trustee or executor, by contract or credit arrangement or otherwise.

“Encumbrance” means any mortgage, hypothecation, claim, security interest, pledge, encumbrance, license, lien, charge, option, right of first refusal, preemptive right, or other similar restriction.

“Environmental Law” means any Applicable Law relating to pollution or the protection of the environment, natural resources, or safety and health of human beings (as such relates to exposure to Hazardous Substances), including such Applicable Laws with respect to the manufacture, distribution in commerce, transportation, storage, handling, generation, use, disposal, processing, treatment or Release of Hazardous Substances.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means a Person that, at the time of reference, is or was a member of a controlled group with the Company or the Company Subsidiaries within the meaning of Code Sections 414(b), (c), (m) or (o).

“Excluded Party” means any Person or group from whom the Company has received, after the execution of this Agreement and prior to the end of the Transaction Solicitation Period, a written Alternative Transaction Proposal that the Company Board, or authorized committee thereof, not later than five (5) Business Days after the last day of the Transaction Solicitation Period, determines, in good faith, after consultation with the Company’s financial advisor, constitutes, or would reasonably be expected to result (if consummated in accordance with its terms) in, a Superior Proposal, provided that a Person shall cease to be an Excluded Party immediately at such time, if any, as the Alternative Transaction Proposal made by such Person is withdrawn or terminates; provided, further, that the amendment, modification or substitution of an Alternative Transaction Proposal submitted by such Person (whether prior to or following the Transaction Solicitation Period) shall not be deemed to be a withdrawal or termination of such previously submitted Alternative Transaction Proposal.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Financing Sources” means the parties to the Debt Commitment Letter (other than Holdco and Merger Sub).

“Governmental Entity” means any government, any governmental or regulatory entity or body, department, commission, agency, instrumentality, taxing authority, political subdivision, bureau and any self-regulatory organization and any court, tribunal or judicial body, in each case whether federal, state, local or foreign.

“GL Sponsor” means GL China Opportunities Fund II L.P., a limited partnership organized under the laws of the Cayman Islands and GL China Opportunities Fund II (Canada) L.P., a limited partnership registered in Canada,

“Hazardous Substances” means any pollutant, contaminant, hazardous substance, hazardous waste, toxic substance, petroleum or petroleum-derived substance, waste or radioactive material, or other compound, element, material or substance in any form whatsoever (including products), regulated or restricted as hazardous or toxic under any applicable Environmental Law.

“Holdco Disclosure Letter” means the disclosure letter delivered by Holdco and Merger Sub to the Company concurrently with the execution of this Agreement.

“Holdco Material Adverse Effect” means any event, occurrence, fact, condition, change, development or effect that would be reasonably expected to (i) prevent or impair Holdco’s or Merger Sub’s ability to consummate the Merger or the other transactions contemplated hereby or (ii) otherwise materially adversely affect the ability of Holdco or Merger Sub to perform their respective obligations hereunder.

“Holdco Termination Fee” means an amount equal to (i) $31,554,583 in cases where it is payable pursuant to Section 10.3(c)(ii) or Section 10.3(c)(iv), (ii) $21,036,391, in cases where it is payable pursuant to Section 10.3(c)(i) or Section 10.3(c)(iii) or (iii) the amount of the Initial Escrow Assets in cases where it is payable pursuant to Section 10.3(c)(v).

“Indebtedness” means, as to any Person, (a) all obligations of such Person for borrowed money (including reimbursement and all other obligations with respect to surety bonds, letters of credit and bankers’ acceptances, whether or not matured), (b) all obligations of such Person to pay the deferred purchase price of property or services, except trade accounts payable, accrued commercial or trade liabilities arising in the ordinary course of business consistent with past practice, accrued compensation and other accrued liabilities (including Taxes, legal reserves, asset retirement obligations and property provisions), (c) all capitalized lease obligations of such Person, (d) all guarantees and arrangements having the economic effect of a guarantee of such Person of any Indebtedness of any other Person, (e) all obligations of such Person pursuant to securitization or factoring programs or arrangements, (f) all obligations or undertakings of such Person to maintain or cause to be maintained the financial position or covenants of others or to purchase the obligations or property of others, (g) net cash payment obligations of such Person under swaps, options, derivatives and other hedging agreements or arrangements that will be payable upon termination thereof (assuming they were terminated on the date of determination) or (h) all outstanding reimbursement obligations of such Person or any Subsidiary thereof in respect of any amounts actually drawn under any letter of credit and bankers’ acceptance or similar credit transaction.

“Intellectual Property” means all intellectual property rights and similar proprietary rights, as they exist anywhere in the world, whether registered or unregistered, including any of the following: (i) patents and patent applications, inventions disclosed therein and other patent rights (including any divisions, continuations, continuations-in-part, reissues, reexaminations and interferences thereof), and all patent applications, documents and filings claiming priority to or serving as a basis for priority thereof; (ii) trademarks, service marks, trade dress, trade names, taglines, brand names, logos, design rights, slogans and corporate names and all goodwill related thereto, and all registrations and applications therefor; (iii) copyrights, mask works and copyright registrations and applications therefor; (iv) trade secrets, know-how, inventions, processes, data and databases, business and marketing plans, customer and supplier lists, confidential scientific, technical and business information and other proprietary information and rights; (v) computer software programs, including all source code, object code, executable code, specifications, designs and documentation related thereto; and (vi) domain names, Internet addresses and other computer identifiers.

“International Benefit Plan” means each material Company Benefit Plan that is not subject to Applicable Law in the United States.

“Intervening Event” means a material event, material development or material change with respect to the business of the Company and its Subsidiaries that was not known, or the existence and the consequences or magnitude of which would not reasonably be expected to have been known, by the Company or the Company Board as of the date of this Agreement (and not relating to any Alternative Transaction Proposal); provided, however, that notwithstanding the foregoing, no fact, event, change, development or set of circumstances that would be excluded from the definition of “Company Material Adverse Effect” pursuant to clauses (a)(v), (a)(vi) or (a)(xii) thereof shall be deemed to constitute an Intervening Event or considered in any determination of whether an Intervening Event has occurred.

“IRS” means the United States Internal Revenue Service.

“Knowledge of the Company” means the actual knowledge of the individuals listed on Section 1.1(a) of the Company Disclosure Letter.

“Knowledge of Holdco” means the actual knowledge, of the individuals listed on Section 1.1(a) of the Holdco Disclosure Letter.

“NASDAQ” means the NASDAQ Global Select Market.

“Offshore Cash” means cash and cash equivalents up to $113.0 million that (prior to the Cash Transfer) are held outside the United States by one or more Subsidiaries of the Company.

“Order” means any order, judgment, decision, decree, injunction, ruling, award, settlement, stipulation or writ of any Governmental Entity (whether temporary, preliminary or permanent) that is binding on any Person or its property under Applicable Law.

“Permits” means registrations, licenses, exemptions, permits, certifications, approvals, consents and other authorizations issued or granted by a Governmental Entity.

“Permitted Encumbrances” means (i) Encumbrances for Taxes and other governmental charges and assessments not yet due and payable and Encumbrances for Taxes and other governmental charges and assessments being contested in good faith by appropriate proceedings, in each case for which adequate reserves have been established in accordance with U.S. GAAP in the Company’s financial statements (or notes thereto), (ii) Encumbrances securing (A) Indebtedness that are reflected in the Company Reports or (B) Indebtedness that has been disclosed in Section 5.3(d) of the Company Disclosure Letter, (iii) inchoate mechanics’ and materialmen’s Encumbrances, (iv) inchoate workmen’s, repairmen’s, warehousemen’s and carriers’ Encumbrances arising in the ordinary course of business of the Company or any Company Subsidiary consistent with past practice, (v) zoning restrictions, survey exceptions, utility easements, rights of way and similar Encumbrances that are imposed by any Governmental Entity having jurisdiction thereon or otherwise are customary for the applicable property type and locality, in each case, which are not violated by the current use or occupancy of the applicable property, (vi) purchase money liens and Encumbrances securing rental payments under capital lease arrangements, and (vii) any other Encumbrances (A) being contested in good faith in the ordinary course of business consistent with past practice, and (B) for which adequate reserves have been established in accordance with U.S. GAAP in the Company’s financial statements (or notes thereto) included in the Company Reports.

“Person” means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature.

“PRC” means the People’s Republic of China excluding, for the purpose of this Agreement only, the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan.

“PRSU” means a performance restricted stock unit granted by the Company pursuant to a Company Incentive Plan and an applicable grant notice and award agreement that (i) as of the date of this Agreement, vests in whole or in part upon the achievement of one or more performance goals (notwithstanding the vesting of such performance restricted stock unit may also be conditioned upon the continued services of the holders) and (ii) is outstanding as of immediately prior to the Effective Time, pursuant to which the holder has a right to receive Common Share(s) after the vesting applicable to such performance restricted stock unit.

“Regulatory Authority” means any national, supra-national, regional, state or local regulatory agency, department, bureau, commission, council or other Governmental Entity with authority over the research and development, promotion, distribution, importation, manufacture, production, use, storage, transport, clinical testing or sale of Company Pharmaceutical Products.

“Release” means any pumping, pouring, emptying, injecting, escaping, leaching, dumping, spilling, leaking, discharging, disposing or emitting into the environment.

“Representatives” means, with respect to any Person, any of such Person’s Subsidiaries and any of its and their respective directors, officers, employees, financial advisors, legal counsel, financing sources, accountants or other advisors, agents or authorized representatives and any of its and their Affiliates.

“Required Information” means (i) unaudited statements of income and cash flows for each fiscal quarter of the Company ended after December 31, 2016 and at least 45 days prior to the Closing Date and (ii) such other customary financial and other pertinent information relating to the Company as shall be reasonably requested from time to time by the Financing Sources, only to the extent available to the Company.

“RSU” means a restricted stock unit granted by the Company pursuant to a Company Incentive Plan and an applicable grant notice and award agreement that (i) as of the date of this Agreement, vests solely upon the continued service of the holder over a specified period of time and (ii) is outstanding as of immediately prior to the Effective Time, pursuant to which the holder has a right to receive Common Share(s) after the vesting applicable to such restricted stock unit.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Sponsors” means GL Sponsor, Bank of China Group Investment Limited, a company incorporated under the laws of Hong Kong, Mr. Weihang Zhu, a citizen of the People’s Republic of China, Ascendent Capital Partners II, L.P., a limited partnership organized under the laws of the Cayman Islands, and CDH Fund V, L.P., a limited partnership organized under the laws of the Cayman Islands (each, a “Sponsor”).

“Stock Option” means an option granted by the Company pursuant to a Company Incentive Plan and an applicable grant notice and award agreement that (i) as of the date of this Agreement, vests upon the continued service of the holder over a specified period of time, or in whole or in part upon the achievement of one or more performance goals and (ii) is outstanding as of immediately prior to the Effective Time, pursuant to which the holder has a right to purchase Common Shares after the vesting applicable to such option.

“Subsidiary” of any Person means another Person, in which such Person (i) owns, directly or indirectly, fifty percent (50%) or more of the outstanding voting securities, equity securities, profits interest or capital interest or (ii) is entitled to elect at least a majority of the board of directors, board of managers or similar governing body.

“Superior Proposal” means a bona fide written Alternative Transaction Proposal made after the date of this Agreement, including any amendment or modification of such Alternative Transaction Proposal, having terms which the Company Board determines in good faith (after consultation with its outside legal counsel and its independent financial advisor) would result in a transaction that, if consummated, would be more favorable from a financial point of view to holders of Common Shares than the Merger, taking into account all of the terms and conditions of such Alternative Transaction Proposal including all financial, regulatory and legal conditions to consummation and other aspects of such proposal; provided, however¸ that, for purposes of this definition of “Superior Proposal,” the term “Alternative Transaction Proposal” shall have the meaning assigned to such term herein, except that the references to “twenty percent (20%)” in such definition shall be deemed to be references to “fifty percent (50%)”; provided, further, that any such Alternative Transaction Proposal shall not be deemed to be a “Superior Proposal” if the consummation of the transaction contemplated by such proposal is conditional upon (x) the completion of any due diligence review or investigation of the Company or any of the Company Subsidiaries by, and to the satisfaction of, the Person making such proposal (which, for the avoidance of doubt, shall not include the inclusion of a customary “access to information” covenant such as Section 8.1 in any documentation for such transaction) or (y) the obtaining and/or funding of any financing required to consummate the transaction contemplated by such proposal (other than any repatriation or use of the Company’s cash similar to that provided for under this Agreement).

“Tax Return” means all returns and reports (including elections, declarations, disclosures, estimates and information returns) relating to Taxes, including any schedule or attachment thereto or any amendment thereof, required to be filed with a Taxing Authority.

“Taxes” means any and all U.S. and non-U.S. federal, state, local, provincial or territorial taxes, or any levies, duties, assessments and other governmental charges in the nature of a tax, imposed by any Taxing Authority (together with any and all interest, penalties, additions to tax and additional amounts applicable with respect thereto), including income, franchise, premium, windfall or other profits, gross receipts, customs duty, stamp, license, property, sales, use, capital gains, capital stock, payroll, employment, social security, workers’ compensation, unemployment compensation, net worth, excise, withholding, ad valorem and value added taxes.

“Taxing Authority” means, with respect to any Tax, the Governmental Entity responsible for the imposition of such Tax.

“U.S. GAAP” means United States generally accepted accounting principles.

(b) Terms Generally. The words “hereby,” “herein,” “hereof,” “hereunder” and words of similar import refer to this Agreement as a whole (including any Exhibits hereto and Schedules delivered herewith) and not merely to the specific Section, paragraph or clause in which such word appears. All references herein to Sections, Exhibits and Schedules shall be deemed references to Sections of, Exhibits to and Schedules delivered with this Agreement unless the context shall otherwise require. The words “include,” “includes” and “including” shall be deemed to be followed by the phrase “without limitation.” The definitions given for terms in this Section 1.1 and elsewhere in this Agreement shall apply equally to both the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. Except as otherwise expressly provided herein, all references to “Dollars” or “$” shall be deemed references to the lawful money of the United States of America. All references herein to “parties” shall be to the parties hereto unless the context shall otherwise require. References to any statute, rule or regulation are to the statute, rule or regulation as amended, modified, supplemented or replaced from time to time (and, in the case of statutes, include any rules and regulations promulgated under said statutes) and to any section of any statute, rule or regulation including any successor to said section; provided that for purposes of any representations and warranties contained in this Agreement that are made as of a specific date or dates, references to any statute, rule or regulation shall be deemed to refer to such statute, rule or regulation, as amended (and, in the case of statutes, any rules and regulations promulgated under said statutes), in each case, as of such date. All terms defined in this Agreement have the defined meanings when used in any certificate or other document made or delivered pursuant hereto, unless otherwise defined therein. The disclosure of any fact, information or item in any Section of the Company Disclosure Letter or the Holdco Disclosure Letter shall, should the existence of such fact, information or item be relevant to any other Section of the Company Disclosure Letter or the Holdco Disclosure Letter, as applicable, be deemed to be disclosed with respect to such other Section so long as the relevance of such disclosure to such other Section is reasonably apparent on its face. Nothing in the Company Disclosure Letter or the Holdco Disclosure Letter is intended to broaden the scope of any representation or warranty of the Company, Holdco or Merger Sub, as applicable, made herein.

(c) Additional Terms. The following terms are defined in the corresponding Sections of this Agreement:

Term	Section
Acquisition Agreement	8.4(a)
Adverse Recommendation Change	8.4(b)
Agreement	Preamble
Alternative Debt Financing	8.16(b)
Alternative Debt Financing Documents	8.16(b)
Book-Entry Shares	4.1(b)(i)
By-Laws	3.1
Cash Transfer	8.22
Certificate	4.1(b)(i)
Certificate of Merger	2.3
Closing	2.2
Closing Date	2.2
Code	4.2(e)
Company	Preamble
Company Board	Recitals
Company Board Recommendation	8.3
Company Contract	5.15(a)
Company Leased Property	5.13(a)
Company Notice of Recommendation Change	8.4(c)
Company Reports	5.7(b)
Company Stockholder Approval	5.4(a)
Company Stockholders’ Meeting	8.2(a)
Company Subsidiaries	5.2(a)
Confidentiality Agreement	8.1
Contribution	Recitals
D&O Insurance	8.8(b)
Debt Commitment Letter	6.6(a)
Debt Financing	6.6(a)
Debt Financing Agreement	8.16(a)
Debt Financing Document	8.16(b)
Delaware Courts	11.5(b)
DGCL	Recitals
Dissenting Shares	4.1(a)
Effective Time	2.3
Equity Commitment Letters	6.6(a)
Equity Financing	6.6(a)
Escrow Account	8.16(a)
Escrow Agent	8.16(a)
Escrow Funds	8.16(a)
ESPP	4.3(e)
Excluded Shares	4.1(a)
Final Purchase Date	4.3(e)

Financing	6.6(a)
Financing Documents	6.6(a)
Governmental Requirements	5.5(a)
Holdco	Preamble
Holdco Board	Preamble
Incentive Agreements	8.7(a)
Indemnified Parties	8.8(a)
Injunction	9.1(a)
Maximum Annual Premium	8.8(b)
Merger	Recitals
Merger Consideration	4.1(a)
Merger Fund	4.2(a)(i)
Merger Sub	Preamble
Paying Agent	4.2(a)(i)
Preferred Shares	5.3(a)
Prospective Acquirer	8.4(a)
Proxy Statement	8.2(a)
Recommendation Change Notice Period	8.4(c)
Rollover Agreement	Recitals
Rollover Holder	Recitals
Rollover Shares	Recitals
Sarbanes-Oxley Act	5.7(b)
Section 16	8.12
Surviving Charter	3.1
Surviving Corporation	2.1
Termination Date	10.1(b)
Transaction Solicitation Period	8.4(a)
Voting Agreement	Recitals
Voting Company Debt	5.3(b)

ARTICLE II

THE MERGER; CLOSING; EFFECTIVE TIME

Section 2.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the DGCL, at the Effective Time, Merger Sub shall be merged with and into the Company and the separate corporate existence of Merger Sub shall thereupon cease. The Company shall be the surviving corporation in the Merger (sometimes hereinafter referred to as the “Surviving Corporation”), and the separate corporate existence of the Company with all its properties, rights, privileges, immunities, powers and franchises shall continue unaffected by the Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement, the Certificate of Merger and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the properties, rights, privileges, immunities, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

Section 2.2 Closing. The closing of the Merger (the “Closing”) shall take place (a) at the offices of DLA Piper LLP (US), 2000 University Avenue, East Palo Alto, California 94303 at 10:00 a.m. (New York time) on the fifth (5th) Business Day after all of the conditions set forth in Article IX have been fulfilled or waived (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions) in accordance with this Agreement, or (b) at such other place and time and/or on such other date as the Company and Holdco may agree in writing (the day on which the Closing takes place being the “Closing Date”).

Section 2.3 Effective Time. Subject to the provisions of this Agreement, as soon as practicable on the Closing Date, the parties shall file a certificate of merger as contemplated by the DGCL (the “Certificate of Merger”), together with any required related certificates, filings and recordings, with the Secretary of State of the State of Delaware, in such form as required by, and executed in accordance with the relevant provisions of, the DGCL. The Merger shall become effective upon the filing of the Certificate of Merger with the Secretary of State of the State of Delaware or at such later date and time as the Company and Holdco may agree upon and as is set forth in the Certificate of Merger (such time, the “Effective Time”).

ARTICLE III

THE SURVIVING CORPORATION

Section 3.1 Certificate of Incorporation; By-Laws. The certificate of incorporation (the “Surviving Charter”) and the by-laws (the “By-Laws”) of the Surviving Corporation shall be amended and restated in its entirety at the Effective Time to read as the certificate of incorporation and the by-laws, respectively, of Merger Sub as in effect immediately prior to the Effective Time, until thereafter amended as provided therein or by Applicable Law, in each case except to the extent necessary to reflect that the name of the Surviving Corporation shall be SciClone Pharmaceuticals, Inc. until thereafter amended as provided therein or by Applicable Law.

Section 3.2 Directors and Officers. Subject to Applicable Law, from and after the Effective Time, (a) the directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation and (b) the officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Corporation, in each case, until their respective successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Surviving Charter and the By-Laws.

ARTICLE IV

EFFECT OF THE MERGER ON STOCK;

EXCHANGE OF CERTIFICATES

Section 4.1 Effect on Stock. At the Effective Time, as a result of the Merger and without any action on the part of the Company, Holdco, Merger Sub or the holder of any capital stock of the Company or Merger Sub:

(a) Merger Consideration. Each Common Share issued and outstanding immediately prior to the Effective Time (other than (i) Common Shares held by the Company, Holdco or Merger Sub or any direct or indirect wholly-owned Subsidiary of either the Company or Holdco, including the Rollover Shares (the “Excluded Shares”) and (ii) Common Shares with respect to which the holder thereof shall have perfected and not withdrawn a demand for, and have not lost, appraisal rights pursuant to the provisions of Section 262 of the DGCL as to appraisal rights (the “Dissenting Shares”)) shall be converted into the right to receive, in accordance with this Article IV, $11.18 in cash, without interest (the per share cash consideration to be issued to the holders of such Common Shares, the “Merger Consideration”).

(b) Cancellation of Common Shares.

(i) Each Common Share converted into the Merger Consideration pursuant to Section 4.1(a) shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each certificate that immediately prior to the Effective Time represented any such Common Shares (each, a “Certificate”) or Common Shares represented by book-entry (the “Book-Entry Shares”) (other than Certificates or Book-Entry Shares representing Excluded Shares or Dissenting Shares) shall thereafter represent only the right to receive the Merger Consideration upon surrender of such Certificate or transfer of such Book-Entry Shares in accordance with this Article IV.

(ii) Each Excluded Share issued and outstanding immediately prior to the Effective Time, by virtue of the Merger, shall cease to be outstanding and shall be automatically canceled and retired without payment of any consideration therefor and shall cease to exist.

(c) Merger Sub. Each share of common stock, $0.01 par value per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one newly issued, fully paid and nonassessable share of common stock, par value $0.001 per share, of the Surviving Corporation.

Section 4.2 Exchange of Certificates for Merger Consideration.

(a) Paying Agent and Procedures.

(i) Prior to the Closing, Holdco shall appoint a U.S. bank or trust company that is reasonably acceptable to the Company as paying agent (the “Paying Agent”). Prior to the Effective Time, Holdco shall deposit, or shall cause to be deposited, with the Paying Agent, separate and apart from its other funds, for the benefit of holders of Certificates and Book-Entry Shares (other than Certificates or Book-Entry Shares representing Excluded Shares or Dissenting Shares), cash (in U.S. dollars) in an amount, when added to Available Cash, equal to the aggregate Merger Consideration which such holders are entitled to receive pursuant to this Article IV (such cash being hereinafter referred to as the “Merger Fund”).

(ii) The Merger Fund shall be invested by the Paying Agent in (A) direct obligations of the United States of America, (B) obligations for which the full faith and credit of the United States of America is pledged to provide for payment of all principal and interest or (C) commercial paper obligations receiving the highest rating from either Moody’s Investor Services, Inc. or Standard & Poor’s, a division of The McGraw Hill Companies, or a combination thereof, as directed by and for the benefit of the Surviving Corporation; provided, however, that no gain or loss thereon shall affect the amounts payable to the holders of Common Shares following completion of the Merger pursuant to this Article IV, and Holdco shall take all actions necessary to ensure that the Merger Fund includes at all times cash sufficient to satisfy Holdco’s obligation under this Article IV. Any and all interest and other income earned on the Merger Fund shall promptly be paid to the Surviving Corporation or, at Holdco’s election, to Holdco or a Subsidiary designated by Holdco.

(iii) As promptly as practicable after the Effective Time, but in no event more than five (5) Business Days following the Effective Time, the Surviving Corporation shall cause the Paying Agent to mail to each holder of record of Common Shares entitled to receive the Merger Consideration (as of immediately prior to the Effective Time) (A) a letter of transmittal (which shall be in customary form and shall specify that delivery shall be effected, and risk of loss and title to the Certificates or Book-Entry Shares shall pass, only upon proper delivery of the Certificates or transfer of the Book-Entry Shares to the Paying Agent) and (B) instructions for effecting the surrender of the Certificates or transfer of the Book-Entry Shares in exchange for the Merger Consideration.

(iv) Upon (A) surrender to the Paying Agent of Certificates for cancellation, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions or (B) compliance with the reasonable procedures established by the Paying Agent for delivery of Book-Entry Shares, each holder of such Certificates or Book-Entry Shares (other than Certificates or Book-Entry Shares representing Excluded Shares or Dissenting Shares) shall be entitled to receive in exchange therefor, in cash, the aggregate Merger Consideration in respect thereof and the Certificates so surrendered and Book-Entry Shares so transferred shall forthwith be canceled. No interest will be paid or accrued on any amount payable upon due surrender of the Certificates or due transfer of the Book-Entry Shares. The Paying Agent shall accept such Certificates and Book-Entry Shares upon compliance with such reasonable terms and conditions as the Paying Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices. Until so surrendered or delivered, as the case may be, each such Certificate or Book-Entry Share shall represent after the Effective Time for all purposes only the right to receive the Merger Consideration pursuant to this Article IV.

(v) In the event of a transfer of ownership of Common Shares that is not registered in the transfer records of the Company, payment of the Merger Consideration in respect of the applicable Common Shares may be made to a Person other than the Person in whose name the Certificates so surrendered or the Book-Entry Shares so transferred are registered if such Certificates shall be properly endorsed or otherwise be in proper form for transfer or such Book-Entry

Shares shall be properly transferred and, in each case, the Person requesting such payment shall establish to the reasonable satisfaction of the Surviving Corporation and the Paying Agent that any transfer or other Taxes required by reason of the payment of the Merger Consideration in respect thereof has been paid or is not applicable.

(b) Closing of Transfer Books. At the Effective Time, the stock transfer books of the Company shall be closed, and there shall be no further registration of transfers of the Common Shares outstanding immediately prior to the Effective Time thereafter on the records of the Company. If, after the Effective Time, any Certificates or Book-Entry Shares are presented to the Surviving Corporation or the Paying Agent for any reason, they shall be marked canceled and exchanged as provided in this Article IV.

(c) Termination of Merger Fund. Any portion of the Merger Fund that remains unclaimed by the holders of Certificates or Book-Entry Shares and other eligible Persons in accordance with this Article IV following six (6) months after the Effective Time shall be delivered to or as directed by the Surviving Corporation upon demand, and any such holder who has not previously complied with this Article IV shall thereafter look only to the Surviving Corporation, and the Surviving Corporation shall remain liable, for payment of any such holder’s claim for the Merger Consideration, without any interest thereon.

(d) Lost, Stolen or Destroyed Certificates. In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if reasonably required by Holdco, the posting by such Person of a bond in customary amount as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent will issue the Merger Consideration in exchange for such lost, stolen or destroyed Certificate. Delivery of such affidavit and the posting of such bond shall be deemed delivery of a Certificate with respect to the relevant Common Shares for purposes of this Article IV.

(e) Withholding Taxes. Each of Holdco, the Surviving Corporation and the Paying Agent shall be entitled to deduct and withhold from the Merger Consideration or other amounts otherwise payable pursuant to this Agreement such amounts as Holdco, the Surviving Corporation or the Paying Agent, as the case may be, is required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (the “Code”), or any provision of state, local, provisional, or non-U.S. Applicable Law relating to Taxes. To the extent that amounts are so withheld by Holdco, the Surviving Corporation or the Paying Agent and then remitted to the relevant Taxing Authority on behalf of a former holder of Common Shares, RSUs, PRSUs or Stock Options, such withheld and remitted amounts shall be treated for all purposes of this Agreement as having been paid to the former holder of the Common Shares, RSUs, PRSUs or Stock Options in respect of which such deduction, withholding and remittance to the relevant Taxing Authority was made by Holdco, the Surviving Corporation or the Paying Agent, as the case may be.

(f) No Liability. None of Holdco, Merger Sub, the Company, the Surviving Corporation or the Paying Agent shall be liable to any Person in respect of any portion of the Merger Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar Applicable Law.

(g) No Other Rights. Until surrendered or transferred, as applicable, in accordance with this Section 4.2, each Certificate and each Book-Entry Share shall be deemed, from and after the Effective Time, to represent only the right to receive the applicable Merger Consideration, subject to the Surviving Corporation’s obligation to pay any dividends or other distributions with a record date prior to the Effective Time which may have been authorized by the Company and which remain unpaid at the Effective Time. Any Merger Consideration paid upon the surrender of any Certificate or the transfer of any Book-Entry Share shall be deemed to have been paid in full satisfaction of all rights pertaining to such Certificate or Book-Entry Share and the Common Shares formerly represented thereby.

Section 4.3 Treatment of RSUs, PRSUs, Stock Options and ESPP.

(a) RSUs. No RSU (whether vested or unvested) shall be assumed or substituted by Holdco. At the Effective Time, each then outstanding, unsettled RSU shall, by virtue of the Merger, and without any further action on the part of the holder thereof, be cancelled and extinguished without payment of compensation therefor, except as provided by Section 4.3(d) with respect to any required deferred payment for RSUs subject to Section 409A of the Code. From and after the Effective Time, there shall be no outstanding RSUs. Common Shares acquired upon the settlement of RSUs prior to the Effective Time shall be treated in the manner described in Section 4.1.

(b) PRSUs. No PRSU (whether vested or unvested) shall be assumed or substituted by Holdco. At the Effective Time, each then outstanding PRSU shall, by virtue of the Merger, and without any further action on the part of the holder thereof, be cancelled and extinguished without payment of compensation therefor, except as provided by Section 4.3(d) with respect to any required deferred payment for PRSUs subject to Section 409A of the Code. From and after the Effective Time, there shall be no outstanding PRSUs. Common Shares acquired upon the settlement of PRSUs prior to the Effective Time shall be treated in the manner described in Section 4.1.

(c) Stock Options. No Stock Option (whether vested or unvested) shall be assumed or substituted by Holdco. At the Effective Time, each Stock Option that is vested (including any Stock Option that becomes vested as a result of the transactions contemplated hereby pursuant to the terms of any applicable agreements between the Company and the holders of such Stock Option) and unexercised as of immediately prior to the Effective Time shall, without any further action on the part of any holder of such Stock Option, be cancelled and converted into the right to receive from the Company at the Effective Time a cash payment (without interest) equal to the product of (i) the excess, if any, of (x) the Merger Consideration over (y) the per share exercise price of such Stock Option and (ii) the number of Common Shares subject to such Stock Option as of the Effective Time. For the avoidance of doubt, if the per share exercise price of a vested Stock Option exceeds the Merger Consideration, such Stock Option shall be cancelled for no consideration immediately prior to the Effective Time and the holder of such Stock Option shall have no further rights with respect thereto. At the Effective Time, except as otherwise provided in the preceding sentence, each then outstanding and unexercised Stock Option shall, by virtue of the Merger, and without any further action on the part of the holder thereof, be cancelled and extinguished without payment of compensation therefor. From and after the Effective Time, there shall be no outstanding Stock Options. Common Shares acquired upon the exercise of Stock Options prior to the Effective Time shall be treated in the manner described in Section 4.1.

(d) Effect of Existing Agreements; Section 409A. Notwithstanding any other provision of this Agreement, Holdco acknowledges and agrees that the Company Board has taken or may take prior to the Closing such action as may be required to (x) accelerate in full, or to such lesser extent as the Company Board determines, the vesting of RSUs, PRSUs and Stock Options outstanding effective as of or prior to the Closing as necessary to comply with the terms of any applicable agreements between the Company and the holders of such awards and (y) to provide for the net or cashless settlement or exercise of RSUs, PRSUs and Stock Options, such that the payment of the exercise price, if applicable, and/or any Tax withholding is satisfied from Company Shares underlying such awards. If required for compliance with Section 409A of the Code, Merger Consideration payable in exchange for Company Shares otherwise issuable on a deferred basis in settlement of any RSU or PRSU providing for deferred compensation shall be paid on the date or dates on which such awards would have been settled under the terms of the existing applicable agreement.

(e) ESPP. As soon as practicable following the date of this Agreement and in any event prior to the Effective Time, the Company Board (or, if appropriate, any committee administering the Company’s Employee Stock Purchase Plan, as amended from time to time and any successor thereto (the “ESPP”)) shall adopt such resolutions or take such other actions as may be required so that (i) the ending date of the then current Offering Period (as such term is defined in the ESPP) shall occur on or before the last trading day prior to the Effective Time (the “Final Purchase Date”), (ii) all then existing offerings under the ESPP shall terminate immediately following the purchase on the Final Purchase Date, (iii) all future offerings that would otherwise commence under the ESPP following the Final Purchase Date shall be suspended, and (iv) all further payroll deductions under the ESPP shall cease effective as of the Final Purchase Date. The Company Board shall cause notice of such treatment as required by the ESPP to be provided to its participants. On the Final Purchase Date, the Company shall apply the funds credited as of such date under the ESPP to each participant’s payroll withholding account under the ESPP to the purchase of whole Common Shares in accordance with the terms of the ESPP, which Common Shares shall be treated in the manner described in Section 4.1.

(f) Additional Company Actions. The Company Board (or appropriate committee thereof) shall pass resolutions and take all other such action as may be reasonably necessary to effectuate the treatment of RSUs, PRSUs, Stock Options and the ESPP as contemplated by this Section 4.3 to the effect that (i) all awards issued under the Company Incentive Plan shall be settled as of the Effective Time as contemplated by this Agreement, (ii) neither any holder of any RSU, PRSU or Stock Option, nor any other participant in the Company Incentive Plan or the ESPP, shall have any right thereunder to acquire any securities of the Company, the Surviving Corporation or Holdco, or to receive any payment or benefit with respect to any award previously granted under the Company Incentive Plan or the ESPP, except as provided in this Section 4.3, and (iii) as of the Effective Time, each Company Incentive Plan and ESPP shall be terminated.

Section 4.4 Appraisal Rights. Notwithstanding anything in this Agreement to the contrary, Dissenting Shares shall not be converted into the right to receive the Merger Consideration as provided in Section 4.1(a), but rather, the holders of Dissenting Shares shall be entitled only to payment of the appraisal value of such Dissenting Shares in accordance with the provisions of Section 262 of the DGCL less any applicable Taxes required to be withheld in accordance with Section 4.2(e) with respect to such payment (and, at the Effective Time, such Dissenting Shares shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and such holders shall cease to have any right with respect thereto, except the right to receive the appraisal value of such Dissenting Shares in accordance with the provisions of Section 262 of the DGCL); provided that, if any such holder shall fail to perfect or otherwise shall waive, withdraw or lose the right to appraisal under Section 262 of the DGCL, then the right of such holder to be paid the fair value of such holder’s Dissenting Shares shall cease and such Dissenting Shares shall be deemed to have been converted as of the Effective Time into, and to have become exchangeable solely for, the right to receive the Merger Consideration (without interest thereon) as provided in Section 4.1(a). The Company shall promptly notify Holdco of any demands received by the Company for payment of the fair value of any Common Shares and shall provide Holdco the right to participate in all negotiations and proceedings with respect to such demands. Prior to the Effective Time, except as required by Applicable Law, the Company shall not, without the prior written consent of Holdco, make any payment with respect to, or settle or offer to settle, any such demands, waive any failure to timely deliver a written demand for appraisal in accordance with the DGCL, or agree to do any of the foregoing.

Section 4.5 Adjustments to Prevent Dilution. In the event that, at any time during the period from the date of this Agreement to the Effective Time, the Company, notwithstanding Section 7.1(e), changes (or establishes a record date for changing) the number of Common Shares issued and outstanding prior to the Effective Time as a result of a stock split, stock dividend, recapitalization, subdivision, reclassification, combination, exchange of shares or similar transaction with respect to the outstanding Common Shares, then the Merger Consideration shall be appropriately adjusted to reflect such change.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as otherwise disclosed to Holdco in the Company Disclosure Letter (it being understood that any information set forth in one section or subsection of the Company Disclosure Letter shall be deemed to apply and qualify the section or subsection of this Agreement to which it corresponds in number and each other section or subsection of this Agreement to the extent that it is reasonably apparent that such information is relevant to such other section or subsection) and except as disclosed in the Company Reports (including items incorporated by reference therein) filed with the SEC and publicly available prior to the day hereof (but excluding, in each case, any disclosures set forth in any risk factor section and in any section relating to forward-looking statements), the Company represents and warrants to Holdco and Merger Sub as follows:

Section 5.1 Corporate Status. The Company (a) is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, (b) has all requisite corporate power and authority to own, lease and operate its properties and carry on its business as now conducted and (c) is duly qualified or licensed to do business as a foreign corporation and is, to the extent applicable, in good standing under the laws of any other jurisdiction in which the character of the properties owned, leased or operated by it therein or in which the transaction of its business makes such qualification or licensing necessary, except where the failure to be so qualified, licensed or in good standing would not have a Company Material Adverse Effect. The Company has delivered or made available to Holdco and Merger Sub complete and correct copies of its Constituent Documents, as amended and in full force and effect on the date of this Agreement.

Section 5.2 Company Subsidiaries.

(a) Section 5.2(a) of the Company Disclosure Letter sets forth a complete and correct list of each Subsidiary of the Company (collectively, the “Company Subsidiaries”) and all other entities in which the Company and/or any Company Subsidiary owns any non-controlling equity interest (other than any indirect equity interest held through a cash management vehicle such as a mutual fund), the state or jurisdiction of its organization and the capitalization of each such Company Subsidiary and entity. Each Company Subsidiary (i) is a corporation, limited liability company, partnership or other entity duly incorporated or organized, validly existing and, to the extent applicable, in good standing under the laws of the jurisdiction of its incorporation or organization, as the case may be, (ii) has all requisite corporate, limited liability company, partnership or similar power and authority to own, lease and operate its properties and to carry on its business as now conducted and (iii) is duly qualified or licensed to do business as a foreign corporation, limited liability company, partnership or other organization and is, to the extent applicable, in good standing under the laws of any other jurisdiction in which the character of the properties owned, leased or operated by it therein or in which the transaction of its business makes such qualification or licensing necessary, except where the failure to be so qualified, licensed or in good standing would not have a Company Material Adverse Effect. The Company has delivered or made available to Holdco and Merger Sub complete and correct copies of the Constituent Documents of each Company Subsidiary, as amended and in effect on the date of this Agreement.

(b) The Company is, directly or indirectly, the record and beneficial owner of all of the outstanding shares of capital stock or other equity interests of each of the Company Subsidiaries and all other entities in which the Company and/or any Company Subsidiary owns any non-controlling equity interest (other than any indirect equity interest held through a cash management vehicle such as a mutual fund). All of such shares and other equity interests so owned, directly or indirectly, by the Company are validly issued, fully paid and nonassessable and are owned by it free and clear of any Encumbrances, other than Permitted Encumbrances.

Section 5.3 Capitalization.

(a) As of the date of this Agreement, the authorized capital stock of the Company consists of one hundred million (100,000,000) Common Shares and ten million (10,000,000) shares of preferred stock, $0.001 par value per share (the “Preferred Shares”). At the close of business on May 26, 2017, (i) 51,790,347 Common Shares were issued and outstanding, (ii) no Preferred Shares were issued and outstanding, (iii) no Common Shares were held in treasury by the Company or owned by any Company Subsidiary and (iv) 12,629,291 Common Shares were reserved for issuance pursuant to the Company’s stock plans listed on Section 5.3(a)(i) of the Company Disclosure Letter, and Section 5.3(a)(ii) of the Company Disclosure Letter sets forth a complete and correct list, as of the date of this Agreement, of the outstanding RSUs, PRSUs and Stock Options, including the holder to whom the applicable security was issued, date of grant, type of award, vesting schedule, number of Common Shares underlying such security, the expiration date of such award (if applicable) and, where applicable, exercise price per Common Share. Except as set forth above, at the close of business on May 26, 2017, no Common Shares, other shares of capital stock or other equity interests of the Company were issued, reserved for issuance or outstanding. Since the close of business on May 26 2017, the Company has not issued any Common Share or other equity interests of the Company, other than expressly permitted by Section 7.1. All issued and outstanding Common Shares have been duly authorized and validly issued and are fully paid and nonassessable.

(b) There are no preemptive or similar rights granted by the Company or any Company Subsidiary on the part of any holders of any class of securities of the Company or any Company Subsidiary. Neither the Company nor any Company Subsidiary has outstanding any bonds, debentures, notes or other obligations, the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the stockholders of the Company or any such Company Subsidiary on any matter (“Voting Company Debt”). Except as set forth in Section 5.3(a)(ii) of the Company Disclosure Letter, there are not, as of the date of this Agreement, any options, warrants, rights, convertible or exchangeable securities,

“phantom” stock rights, options, stock-based performance units, commitments, contracts, arrangements or undertakings of any kind to which the Company or any of the Company Subsidiaries is a party or by which any of them is bound (i) obligating the Company or any of the Company Subsidiaries to issue, deliver or sell or cause to be issued, delivered or sold, additional shares of capital stock of, or other equity interests in, or any security convertible or exercisable for or exchangeable into any capital stock of, or other equity interest in, the Company or any Voting Company Debt or (ii) obligating the Company or any Company Subsidiary to issue, grant, extend or enter into any such option, warrant, right, security, unit, commitment, contract, arrangement or undertaking. The registered capital of each of the Company Subsidiaries incorporated in the PRC has been fully contributed, as certified by accountants qualified in the PRC, and any registered capital contributed in non-cash assets has been fully evaluated and verified by valuers qualified in the PRC. Except as set forth in Section 5.3(b) of the Company Disclosure Letter, as of the date of this Agreement, there are not any outstanding contractual obligations of the Company or any of the Company Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock or other equity interests of the Company or any of the Company Subsidiaries or to provide funds to (in the form of a loan or capital contribution), or make any investment (in the form of a loan, capital contribution or otherwise) in any Company Subsidiary or any other Person. Other than the Voting Agreement, there are no proxies, voting trusts or other agreements or understandings to which the Company or any of the Company Subsidiaries is a party or is bound with respect to the voting of the capital stock of, or other equity interests in, the Company or any of the Company Subsidiaries.

(c) The Company has delivered to Holdco true and complete copies of each Company Incentive Plan, the ESPP, and forms of agreement evidencing each Stock Option, RSU, PRSU, and has also delivered any option, restricted stock unit, performance stock unit or stock appreciation right agreements to the extent there are material variations from the forms of agreement upon which the award is based. Each Stock Option, RSU and PRSU was granted in material compliance with all Applicable Laws and with all of the terms and conditions of the Company Incentive Plan pursuant to which it was granted and (i) no such grants involved any “back dating,” or similar practices with respect to the effective date of grant and (ii) all Stock Options have an exercise price equal to no less than the fair market value of the underlying Common Shares on the date of grant and no Stock Option has any feature for the deferral of compensation other than the deferral of recognition of income until the later of exercise or disposition of such option or the time the stock acquired pursuant to the exercise of the Stock Option first becomes substantially vested, in each case, as determined in accordance with Section 409A of the Code.

(d) Section 5.3(d) of the Company Disclosure Letter sets forth a complete and correct summary, as of the date of this Agreement, of all Indebtedness of the Company and the Company Subsidiaries, including the identity of each lender, any obligor and/or any guarantor, the principal amount, accrued interest and any other obligations thereunder, and the maturity and current redemption price of each such instrument. No material default or event of default (or similar event) has occurred and is continuing with respect to any such instrument.

Section 5.4 Authority for Agreements.

(a) The Company has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to the approval of this Agreement by the holders of at least a majority of the outstanding Common Shares entitled to vote in accordance with the DGCL (the “Company Stockholder Approval”), to consummate the transactions contemplated by this Agreement. Except for the approvals described in the following sentence, the execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated by this Agreement have been duly and validly authorized by all necessary corporate action on behalf of the Company. No other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the transactions contemplated hereby, including the Merger, other than the Company Stockholder Approval and the filing of the Certificate of Merger pursuant to the DGCL. This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by each of Holdco and Merger Sub, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles.

(b) The Company Board has unanimously adopted resolutions (i) determining that this Agreement and the transactions contemplated hereby, including the Merger, are advisable and fair to, and in the best interests of, the Company and its stockholders, (ii) adopting this Agreement and the transactions contemplated hereby, including the Merger, (iii) directing that this Agreement be submitted to the stockholders of the Company for their approval and (iv) recommending that the stockholders of the Company approve this Agreement, which resolutions have not, as of the date of this Agreement, been rescinded, modified or withdrawn in any way.

Section 5.5 Consents and Approvals; No Violations.

(a) The execution and delivery by the Company of this Agreement do not, and the performance of its obligations hereunder will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity or other Person except for (i) the applicable requirements of the Exchange Act, (ii) the applicable requirements of NASDAQ, (iii) the filing of the Certificate of Merger pursuant to the DGCL, (iv) any registration, filing or notification required pursuant to state securities or blue sky laws (the requirements in clauses (i) through (iv), collectively, the “Governmental Requirements”) and (v) any such consent, approval, authorization, permit, filing or notification, the failure of which to make or obtain, individually or in the aggregate, would not reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole.

(b) Except as set forth in Section 5.5(b) of the Company Disclosure Letter, the execution and delivery by the Company of this Agreement do not, and the performance of its obligations hereunder will not, (i) subject to receipt of the Company Stockholder Approval, violate any provision of the Constituent Documents of the Company or any Company Subsidiary, (ii) result in a violation or breach of any provision of, or constitute (with or without due notice or lapse of time or both) a default under, or give rise to any right of termination, cancellation, payment, acceleration or revocation under, any Company Contract, (iii) result in the creation or imposition of any Encumbrance (other than Permitted Encumbrances) upon any property or asset of the Company or any Company Subsidiary or (iv) assuming the Company Stockholder Approval and all consents, approvals, authorizations and permits contemplated in clauses (i) through (v) in Section 5.5(a) have been obtained, and all filings, notifications or registrations in such clauses have been made, violate or conflict with any Applicable Law to which the Company or any Company Subsidiary is subject, except, in the case of clauses (ii) and (iii), for violations, breaches, defaults, terminations, cancellations, payments, accelerations, revocations, creations, impositions or conflicts which would not have a Company Material Adverse Effect.

Section 5.6 Compliance with Laws; Permits. Except as set forth in Section 5.6 of the Company Disclosure Letter,

(a) Neither the Company nor any Company Subsidiary is or since January 1, 2013 has been in violation of, or has received any written notice, or otherwise been advised in writing, of any violation of, any Applicable Law, except for any violation that, individually or in the aggregate, has not been, and would not reasonably be expected to be, material to the Company and the Company Subsidiaries, taken as a whole. None of the Company, any Company Subsidiary or, to the Knowledge of the Company, any officer, director, employee or agent (in their capacity as such) of the Company or any Company Subsidiary is or has been in violation of any Applicable Law relating to (i) the use of corporate funds for political activity or for the purpose of obtaining or retaining business, (ii) payments to government officials from corporate funds, (iii) any provision of the Foreign Corrupt Practices Act of 1977, the UK Bribery Act of 2010 or similar Applicable Laws of any applicable jurisdiction or (iv) bribes, rebates, payoffs, influence payments, kickbacks or the provision of similar benefits. To the Knowledge of the Company, all preclinical studies and clinical trials conducted by the Company have been, and are being, conducted in compliance in all material respects with Applicable Law, and the Company is reasonably monitoring clinical sites for their compliance with Applicable Law. During the past five (5) years, the Company has not received any notice or any other form of communication from any Person regarding any actual or possible violation of, or failure to comply with, any Applicable Law applicable to the manufacture, use, sale or investigation of any Company Pharmaceutical Products.

(b) The Company has at all times maintained books and records that accurately reflect its assets and transactions in reasonable detail, and a system of internal accounting controls sufficient to provide reasonable assurances that (i) transactions are executed in accordance with management’s general or specific authorization, (ii) transactions are recorded as necessary (a) to permit preparation of financial statements in conformity with U.S. GAAP and (b) to maintain accountability for assets, (iii) access to assets is permitted only in accordance with management’s general or specific authorization and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(c) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole (1) the Company and the Company Subsidiaries (i) have all Permits that are necessary for the ownership, leasing, and operation of each of their properties and other assets and the conduct of each of their respective businesses as now conducted and all such Permits are valid and in full force and effect, and (ii) are in compliance with all such Permits, and (2) all Permits are valid and in full force and effect, no default (with or without notice, lapse of time or both) has occurred under any such Permits and no limitation, restriction, suspension, cancellation, revocation, withdrawal, modification or non-renewal of any such Permit is pending or, to the Knowledge of the Company, threatened, and to the Knowledge of the Company, no event has occurred that would result in the limitation, restriction, suspension, cancellation, revocation, withdrawal, modification or non-renewal of any such Permit, except as would not have a Company Material Adverse Effect.

(d) The Company has obtained all required exemptions, approvals, certifications, registrations and authorizations from all applicable Regulatory Authorities relating to its activities conducted with respect to all Company Pharmaceutical Products as of the date of this Agreement.

Section 5.7 Company Financial Statements; SEC Reports.

(a) Except as set forth in Section 5.7(a) of the Company Disclosure Letter, the consolidated financial statements (including any notes thereto) contained in the Company Reports have been prepared in all material respects in accordance with U.S. GAAP applied on a consistent basis throughout the periods presented, except as otherwise noted therein and subject, in the case of interim unaudited financial statements, to normal, recurring year-end adjustments and fairly present in all material respects the consolidated financial position of the Company and the consolidated Company Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of interim unaudited financial statements, to normal, recurring year-end adjustments). Since December 31, 2013, the Company has not made any material change in the accounting practices or policies applied in the preparation of its financial statements, except as required by a change in or update to U.S. GAAP or Applicable Law.

(b) Except as set forth in Section 5.7(b) of the Company Disclosure Letter, the Company and each Company Subsidiary has timely filed or furnished, as applicable, all reports, schedules, forms, statements and other documents (including exhibits and other information incorporated therein) required to be filed by it or furnished by it to the SEC since December 31, 2013 (the “Company Reports”). As of its respective date, or, if amended or superseded by a subsequent filing, as of the date of the last such amendment or superseding filing, each Company Report (i) complied in all material respects with the requirements of the Exchange Act, the Securities Act or Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Company Report and (ii) except with regard to the financial statements contained therein, which are addressed in Section 5.7(a), did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that no representation is made as to the accuracy of any financial projections or forward-looking statements contained in the Company Reports. No Company Subsidiary is subject to the reporting requirements under the Exchange Act. There are no outstanding or unresolved comments received from the SEC with respect to the Company Reports. To the Knowledge of the Company, none of the Company Reports is the subject of ongoing SEC review or investigation.

(c) The Company has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act.

(d) Neither the Company nor any of the Company Subsidiaries has or is subject to any “off-balance sheet arrangement” (as defined in Item 303(a)(4)(ii) of Regulation S-K promulgated under the Securities Act), where the result, purpose or intended effect of such arrangement is to avoid disclosure of any transaction involving, or liabilities of, the Company or any Company Subsidiary in the Company’s or such Company Subsidiary’s published financial statements or other Company Report.

(e) The Company is in compliance in all material respects with all current listing and corporate governance requirements of NASDAQ.

Section 5.8 Information in Proxy Statement. None of the information contained or incorporated by reference in the Proxy Statement, as of the date it is first mailed to the stockholders of the Company, and at the time of the Company Stockholders’ Meeting, will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement will comply as to form in all material respects with the Exchange Act. No representation or warranty is made by the Company as to the accuracy of any financial projections or forward-looking statements, or with respect to statements made or incorporated by reference in the Proxy Statement based on information supplied by Holdco, Merger Sub or any of their respective Representatives for inclusion or incorporation by reference in the Proxy Statement.

Section 5.9 Absence of Certain Changes. Except as contemplated hereunder or set forth in Section 5.9 of the Company Disclosure Letter, since December 31, 2016 through and including the date of this Agreement, (a) there has been no Company Material Adverse Effect and (b) the Company and the Company Subsidiaries have (i) conducted their businesses in the ordinary course consistent with past practice and (ii) not taken any action which, if taken after the date of this Agreement, would require the consent of Holdco under Section 7.1.

Section 5.10 Absence of Undisclosed Liabilities. The Company and the Company Subsidiaries do not have any direct or indirect liabilities or obligations, except for liabilities (a) reflected or accrued on or reserved against in the Company’s consolidated balance sheet as of December 31, 2016 (or the notes thereto) included in the Company’s financial statements, (b) incurred in the ordinary course of business consistent with past practice since December 31, 2016, (c) permitted by, or incurred pursuant to, the express terms of this Agreement and (d) which have not had a Company Material Adverse Effect.

Section 5.11 Litigation. Except for matters that would not result in a Company Material Adverse Effect, (a) there is no suit, action, claim, arbitration, or any governmental or administrative audit, inquiry or investigation pending or, to the Knowledge of the Company, threatened against the Company or any of the Company Subsidiaries and (b) there is no Order against the Company or any of the Company Subsidiaries. This Section 5.11 does not relate to any employment or labor matters, which are the subject of Section 5.16 and Section 5.17, or to any tax matters, which are the subject of Section 5.12.

Section 5.12 Taxes. Except as set forth in Section 5.12 of the Company Disclosure Letter,

(a) Tax Returns. The Company and each of the Company Subsidiaries has timely filed or caused to be timely filed with the appropriate Taxing Authority all material Tax Returns that are required to be filed by, or with respect to, the Company and the Company Subsidiaries (taking into account any applicable extension of time within which to file), and all such Tax Returns were true, complete and accurate in all material respects.

(b) Payment of Taxes. All material Taxes due and payable by the Company and the Company Subsidiaries have been paid, except for Taxes being contested in good faith and for which adequate reserves have been established in accordance with U.S. GAAP in the Company’s most recent financial statements (or notes thereto) contained in the Company Reports. Since December 31, 2016, neither the Company nor any of the Company Subsidiaries has incurred any material liabilities for Taxes, other than in the ordinary course of business consistent with past practice or in connection with the transactions specifically contemplated by this Agreement.

(c) Other Tax Matters.

(i) No deficiency with respect to Taxes has been proposed, asserted or assessed in writing against the Company or any of the Company Subsidiaries which has not been paid or otherwise resolved. Neither the Company nor any of the Company Subsidiaries is currently the subject of an audit, examination, suit, action or proceeding relating to the payment of material Taxes of the Company or such Company Subsidiary by a Taxing Authority, nor has the Company nor any of the Company Subsidiaries received any written notice from any Taxing Authority that such an audit, examination, suit, action or proceeding is pending.

(ii) All material Taxes that the Company or any of the Company Subsidiaries is (or was) required by Applicable Law to withhold or collect in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder, member or other third party have been duly withheld or collected, and have been paid over to the appropriate Taxing Authorities to the extent due and payable.

(iii) Neither the Company nor any of the Company Subsidiaries (A) has been a member of any affiliated group within the meaning of Section 1504(a) of the Code or any affiliated, combined, unitary or consolidated group for Tax purposes under any similar provision of state, local, provincial or non-U.S. law (other than the group of which the Company is the common parent), or (B) has any liability for the Taxes of any Person (other than the Company and the Company Subsidiaries) under Treasury Regulations Section 1.1502-6 or any similar provision of state, local, provincial or non-U.S. law.

(iv) Neither the Company nor any of the Company Subsidiaries has waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency, which waiver or extension currently remains in effect.

(v) There are no liens for material Taxes (except for Permitted Encumbrances) on any of the assets of the Company or any of the Company Subsidiaries.

(vi) Neither the Company nor any of the Company Subsidiaries is a party to or bound by any closing agreement, private letter rulings, technical advance memoranda, or offer in compromise, with any Taxing Authority.

(vii) Neither the Company nor any of the Company Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than (A) any agreement or arrangement exclusively between or among the Company and the Company Subsidiaries, and (B) any credit agreements, real property lease agreements or other commercial agreements the primary purpose of which agreements does not relate to Taxes).

(viii) In the past two years, no claim has been made in writing by any Taxing Authority in a jurisdiction where the Company and the Company Subsidiaries do not file Tax Returns that the Company or any of the Company Subsidiaries is or may be subject to Tax in that jurisdiction.

(ix) The Company has made available to Holdco correct and complete copies of (a) all federal income Tax Returns filed for Company and the Company Subsidiaries for 2013, 2014 and 2015 and (b) all agreements and other Contracts entered into with any Taxing Authority relating to Tax holidays, abatements or incentives, as in effect as of the date hereof, and in the Company and the Company Subsidiaries are in substantial compliance with all material requirements of any such Tax holidays, abatements or incentives.

(x) The Company and each of the Company Subsidiaries are in compliance with all material Applicable Laws relating to transfer pricing, including (a) compliance with Section 482 of the Code or a similar provision of any Applicable Law and (b) the execution and maintenance of contemporaneous documentation substantiating the transfer pricing practices and methodology of the Company and the Company Subsidiaries.

(xi) Neither the Company nor any of the Company Subsidiaries has participated in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2).

(xii) The Company has not constituted a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code in the two years prior to the date of this Agreement.

Section 5.13 Title to Property.

(a) Section 5.13(a) of the Company Disclosure Letter sets forth (i) a true and complete list of all real property leased or subleased by the Company or any Company Subsidiary (collectively, the “Company Leased Property”), (ii) the address for each Company Leased Property and (iii) the name of the third party lessor(s) thereof, the date of the lease contract relating thereto and all amendments thereof. The Company and each Company Subsidiary have a valid and subsisting leasehold interest in all Company Leased Property leased by them, in each case free and clear of all Encumbrances, other than Permitted Encumbrances. Each lease with respect to the Company Leased Property is valid, binding and enforceable against the Company or the applicable Company Subsidiary in accordance with its terms (except as may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles) and is in full force and effect with respect to the Company or the applicable Company Subsidiary and, to the Knowledge of the Company, with respect to the other parties thereto. Neither the Company nor any of its Subsidiaries is in breach or violation of, in default under, or received any written notice of default under, any lease with respect to the Company Leased Property.

(b) Neither the Company or any of the Company Subsidiaries owns any real property. Neither the Company nor any Company Subsidiary has received written notice of any proceedings in eminent domain, condemnation or other similar proceedings that are pending, and, to the knowledge of the Company, there are no such proceedings threatened, affecting any portion of the Company Leased Property.

(c) The Company or the Company Subsidiaries have valid and subsisting ownership interests in all of the material tangible personal property reflected in the latest balance sheet included in the Company Reports as being owned by the Company or any Company Subsidiaries or acquired after the date thereof (except tangible personal properties sold or otherwise disposed of since the date thereof in the ordinary course of business), free and clear of all Encumbrances, other than Permitted Encumbrances, and the tangible personal property owned by the Company or the Company Subsidiaries is in satisfactory operating condition and repair for its continued use as it has been used in all material respects, subject to reasonable wear and tear.

Section 5.14 Environmental Matters. Except as would not have a Company Material Adverse Effect, (a) Hazardous Substances have not been generated, used, treated or stored on, transported to or from or released or disposed of on or from, any Company Leased Property, nor are any Hazardous Substances present, as a result of any actions of the Company or its Subsidiaries or, to the Knowledge of the Company as of the date of this Agreement, any third party, on any Company Leased Property, (b) no underground or aboveground storage tanks, pipes, equipment, facilities or other appurtenant devices of any kind have been or may have been used for the storage, treatment or disposition of a Hazardous Substance at, or under, or have been removed from, any Company Leased Property, (c) the Company and each of its Subsidiaries are, and since January 1, 2015 have been, in compliance with all applicable Environmental Laws and the requirements of any permits issued under such Environmental Laws with respect to any Company Leased Property and (d) there are no past, pending or, to the Knowledge of the Company, threatened in writing claims alleging a violation of, or liability under, Environmental Law(s) against the Company or any of its Subsidiaries or any Company Leased Property.

Section 5.15 Contracts.

(a) Section 5.15(a) of the Company Disclosure Letter sets forth a true, complete and correct list as of the date of this Agreement, and the Company has, prior to the date of this Agreement, made available to Holdco true, complete and correct copies of each of the following contracts to which the Company or any Company Subsidiary is party (but shall not include any Company Benefit Plan listed on Section 5.16(a) of the Company Disclosure Letter or any purchase orders received or issued by the Company or any of the Company Subsidiaries in the ordinary course of the Company’s business consistent with past practice):

(i) any Contract that is or would be required to be filed by the Company as a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K promulgated by the SEC);

(ii) any Contract that (A) limits, curtails or restricts the ability of the Company or any Company Subsidiary to compete or conduct activities in any therapeutic or geographic area or line of business or with any Person (or that, following the Merger, would by its terms apply such limits or other restrictions to Holdco or its Subsidiaries), (B) grants the other party or any third Person “most favored nation” or similar status, or any type of special discount rights or (C) contains any right of exclusivity or minimum purchase arrangement in favor of the other parties thereto;

(iii) settlement, non-prosecution or similar agreements involving payments in excess of $2,500,000 or involving future performance or restraints on action by the Company or any of the Company Subsidiaries;

(iv) any joint venture, partnership, strategic alliance or other similar Contract or any Contract that relates to the formation, creation, governance, economics or control of any such joint venture, partnership or other similar arrangement;

(v) any Contract that contains any right of first refusal, first notice or first negotiation or similar right with respect to the sale of any material portion of the equity or assets or business of the Company or any of the Company Subsidiaries;

(vi) any Contract relating to the acquisition or disposition of any material business or material assets of any Person (whether by merger, sale of stock or assets or otherwise), which acquisition or disposition is not yet complete or where such Contract contains continuing material obligations or liabilities of the Company or any of the Company Subsidiaries;

(vii) any Contract that has continuing indemnification, guarantee, “earn-out” or other contingent payment obligations, in each case that could result in payments in excess of $500,000 individually or $2,500,000 in the aggregate, other than customary indemnification obligations included in contracts for the sale of the Company’s products entered into in the ordinary course of business;

(viii) any Contract with any Governmental Entity;

(ix) any Contract evidencing or relating to Indebtedness (other than intercompany loans) in excess of $1,500,000;

(x) any Contract that (A) obligates the Company or any Company Subsidiary to make a loan or capital contribution to, or investment in excess of $1,500,000 in any Person other than loans to any Company Subsidiary and advances to employees in the ordinary course of business consistent with past practice, (B) obligates the Company or any Company Subsidiary to provide a guarantee that would reasonably be expected to result in payments in excess of $1,500,000 other than guarantees by the Company or any Company Subsidiary of another Company Subsidiary’s obligations, (C) contains a put, call or similar right pursuant to which the Company or any Company Subsidiary could be required to purchase or sell, as applicable, any equity interests of any Person or assets that have a fair market value or purchase price of more than $1,500,000, or (D) contains any standstill or similar agreement pursuant to which the Company or any Company Subsidiary has agreed not to acquire assets or securities of another Person;

(xi) any mortgage, pledge, security agreement, deed of trust or other Contract granting an Encumbrance (other than a Permitted Encumbrance) on any material property or assets;

(xii) any lease of the Company Leased Property;

(xiii) any Contract with any Affiliate that would be required to be disclosed by Item 404(a) of Regulation S-K under the Exchange Act;

(xiv) with any customer of the Company or any Company Subsidiary, including distributors, or any other Person pursuant to which the Company and the Company Subsidiaries reasonably expect to receive aggregate payments in excess of $2,500,000 annually during the last three fiscal years other than purchase orders issued in the ordinary course;

(xv) with any supplier of the Company or any Company Subsidiary or any other Person pursuant to which the Company and the Company Subsidiaries reasonably expect to make aggregate payments in excess of $2,500,000 annually during the last three fiscal years other than purchase orders issued in the ordinary course;

(xvi) any Contract the termination or breach of which, or the failure to obtain consent in respect of, would have a Company Material Adverse Effect; and

(xvii) any Contract that (A) otherwise does not fit within any of the descriptions set forth in the foregoing clauses (i) through (xiv) above, and (B) by its terms, calls for aggregate payment or receipt by the Company and Company Subsidiaries under such Contract of more than $1,500,000 over the remaining term of such Contract or more than $2,500,000 annually (other than intercompany payments).

Each of the Contracts of any of the types described in this Section 5.15(a) and Section 5.18(e) is referred to in this Agreement as a “Company Contract.”

(b) Each Company Contract is valid and binding on the Company and/or any of the Company Subsidiaries to the extent such Person is a party thereto, as applicable, and to the Knowledge of the Company, each other party thereto, and is in full force and effect, and is enforceable in all material respects against the Company or such applicable Company Subsidiary thereto, and, to the Knowledge of the Company, each other party thereto, assuming the due authorization, execution and delivery by the other party thereto, except as may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles. Except as would not have a Company Material Adverse Effect, neither the Company nor any Company Subsidiary is or has received written notice claiming the Company or any Company Subsidiary is and, to the Knowledge of the Company, no other party is, in breach or violation of, or in default under, any Company Contract. There are no events or conditions which constitute, or, after notice or lapse of time or both, will constitute a default on the part of the Company or any of its Subsidiaries, or to the Knowledge of the Company, any counterparty under such Company Contract, except as would not have a Company Material Adverse Effect. The Company has not received any notice in writing from any Person that such Person intends to terminate, or not renew, any Company Contract.

Section 5.16 Employee Benefit Plans; ERISA.

(a) Section 5.16(a) of the Company Disclosure Letter sets forth a complete and correct list of each material Company Benefit Plan (other than with respect to Contracts based on form agreements that have been made available to Holdco and Merger Sub, provided such Contracts do not materially differ from the forms upon which they are based).

(b) With respect to each Company Benefit Plan (but excluding those International Benefit Plans created, established, maintained and/or contributed to due to the requirements of Applicable Laws) including each International Benefit Plan, prior to the date of this Agreement, the Company has provided or made available to Holdco and Merger Sub complete and correct copies of (i) such Company Benefit Plan and (ii) to the extent applicable with respect to Company Benefit Plans sponsored or maintained by the Company, (A) the most recent actuarial valuation report, if any, (B) all material correspondence received in the last three years, if any, to or from any Governmental Entity relating to such Company Benefit Plan, (C) for any Company Benefit Plan subject to ERISA, all current summary plan descriptions and summaries of material modifications thereto, (D) all amendments and modifications to any such Company Benefit Plan, and (E) complete and accurate copies of the most recent annual report or similar compliance documents required to be filed with any Governmental Entity with respect to such plan.

(c) Each Company Benefit Plan has been established and administered in all material respects in accordance with its terms, and complies in all material respects in form and in operation with the applicable requirements of ERISA and the Code and other Applicable Laws.

(d) Each Company Benefit Plan intended to be qualified under Section 401(a) of the Code, and the trust (if any) forming a part thereof, has received a favorable determination letter, opinion letter or advisory letter from the IRS as to its qualification under the Code and no event or circumstance has occurred since the date of the letter that could adversely affect such qualification.

(e) No Company Benefit Plan is, and neither the Company, nor any Company Subsidiary, nor any ERISA Affiliate has in the past six (6) years maintained, sponsored, contributed to, or been required to contribute to (i) any “multiemployer plan” (as defined in Section 3(37) of ERISA), (ii) any employee benefit plan that is subject to Title IV of ERISA, Section 412 of the Code or Section 302 of ERISA or (iii) a “multiple employer plan” or “multiple employer welfare arrangement” (as such terms are defined under ERISA).

(f) All contributions and premiums required to have been paid by the Company or any of the Company Subsidiaries to any Company Benefit Plan under the terms of any such plan or its related trust, insurance contract or other funding arrangement, or pursuant to any Applicable Law have been paid within the time prescribed by any such plan, agreement or Applicable Law, except to the extent that failure to do so, individually or in the aggregate, has not resulted in, or would not reasonably be expected to result in, material liability to the Company or any of the Company Subsidiaries.

(g) There are no pending or, to the Knowledge of the Company, threatened claims by or on behalf of any participant in any of the Company Benefit Plans, or otherwise involving any such Company Benefit Plan or the assets of any Company Benefit Plan, other than routine claims for benefits or claims that, individually or in the aggregate, would not reasonably be expected to result in material liability to the Company or any of the Company Subsidiaries.

(h) Each Company Benefit Plan that is a “group health plan” (as such term is defined in Section 5000(b)(1) of the Code) has been administered and operated in all respects in material compliance with the applicable requirements of Section 601 of ERISA and Section 4980B(b) of the Code. No Company Benefit Plan provides for, and neither the Company nor any of the Company Subsidiaries has incurred any current or projected liability in respect of, post-employment life or health coverage for any current or former employee, consultant, independent contractor or director or any beneficiary thereof, except as may be required under Section 601 of ERISA and Section 4980B(b) of the Code, or similar state laws.

(i) Each Company Benefit Plan that is a “nonqualified deferred compensation plan” within the meaning of Section 409A(d)(1) of the Code, if any, has been in documentary and operational compliance with Section 409A of the Code and all regulations promulgated thereunder.

(j) Except as set forth in Section 5.16(j) of the Company Disclosure Letter, neither the execution nor delivery of this Agreement, nor the consummation of the transactions contemplated hereby, either alone or together with any other event, shall (A) entitle any employee of the Company or any of the Company Subsidiaries to severance pay, retention pay, any change of control pay or other payment or benefit, (B) accelerate the time of payment or vesting, result in any forgiveness of indebtedness or trigger any payment of funding (through a grantor trust or otherwise) of compensation or benefits under, or increase the amount payable pursuant to, any Company Benefit Plan, employment agreement or other arrangement, (C) limit or restrict the right to merge, amend, terminate or transfer the assets of any Company Benefit Plan on or following the Closing, (D) result in any forgiveness of indebtedness to any current or former employee, officer, director or independent contractor of the Company or (E) result in any payment (whether in cash or property or the vesting of property) to any “disqualified individual” (as such term is defined in Treasury Regulation section 1.280G-1) that could reasonably be construed, individually or in combination with any other such payment, to constitute an “excess parachute payment” (as defined in section 280G(b)(1) of the Code). None of the Company nor any Company Subsidiary have any obligation to indemnify or otherwise reimburse any individual for any Taxes, interest or penalties incurred pursuant to Sections 280G, 4999 or 409A of the Code or otherwise.

(k) Except as set forth in Section 5.16(k) of the Company Disclosure Letter, each of the Company Subsidiaries incorporated under the laws of the PRC has duly paid, since January 1, 2013, the social insurance contributions and housing fund contributions for all of its employees in accordance with the Applicable Law of the PRC.

Section 5.17 Labor Matters. Except as set forth in Section 5.17 of the Company Disclosure Letter,

(a) neither the Company nor any of the Company Subsidiaries is, or intends to be, a party to or bound by any collective bargaining agreement.

(b) to the Knowledge of the Company, no labor union is currently engaged in organizational efforts with respect to any employees of the Company or any of the Company Subsidiaries.

(c) as of the date of this Agreement there are, and, since January 1, 2013, there have been no strikes, slowdowns, pickets, work stoppages or other similar material labor activities pending or, to the Knowledge of the Company, threatened with respect to any employees of the Company or any of the Company Subsidiaries.

(d) except as set forth in Section 5.17(d) of the Company Disclosure Letter, as of the date of this Agreement there are no labor disputes currently subject to any pending grievance procedure, arbitration or litigation and there is no representation petition pending or, to the Knowledge of the Company, threatened with respect to any employee of the Company or any of the Company Subsidiaries.

(e) except where the failure would not result in a Company Material Adverse Effect, the Company and each of the Company Subsidiaries are, and, since January 1, 2013, have been, in compliance with all Applicable Laws respecting labor, employment, fair employment practices, terms and conditions of employment, workers’ compensation, occupational safety and health requirements, plant closings, wages and hours, withholding of taxes, Form I-9 matters, employment discrimination, employment misclassification, disability rights or benefits, equal opportunity, labor relations, employee leave issues and unemployment insurance and related matters.

(f) no unfair labor practice or labor charge or complaint is pending or, to the Knowledge of the Company, threatened with respect to the Company or any of the Company Subsidiaries before the National Labor Relations Board, the Equal Employment Opportunity Commission or any other Governmental Entity.

(g) neither the Company nor any of the Company Subsidiaries is a party to, or otherwise bound by, any consent decree with, or citation by, any Governmental Entity relating to employees or employment practices.

(h) neither the Company, any of the Company Subsidiaries nor any of its or their respective executive officers has received within the past three (3) years any written notice of intent by any Governmental Entity responsible for the enforcement of labor or employment Applicable Laws to conduct an investigation relating to the Company or any of the Company Subsidiaries and, to the Knowledge of the Company, no such investigation is in progress.

(i) to the Knowledge of the Company, no senior executive or other key employee of the Company or any Company Subsidiaries is party to any confidentiality, non-competition, non-solicitation, proprietary rights or other such agreement that would materially restrict the performance of such Person’s employment duties with the Company or the Company Subsidiaries or the ability of the Company and/or any of the Company Subsidiaries to conduct its or their business.

(j) except as set forth in Section 5.17(j) of the Company Disclosure Letter, as of the date of this Agreement, to the Knowledge of the Company, no senior executive or other key employee of the Company or any Company Subsidiary has stated his or her present intention to terminate his or her employment prior to or as a result of or following the consummation of the transactions contemplated by this Agreement.

Section 5.18 Intellectual Property Rights.

(a) Section 5.18(a) of the Company Disclosure Letter sets forth a true and complete list of all of the following Intellectual Property owned by the Company or the Company Subsidiaries in any jurisdiction: (i) registered trademarks and pending trademark applications; (ii) registered copyrights; (iii) domain names; and (iv) patents and published patent applications. Collectively, the items listed on Section 5.18(a) of the Company Disclosure Letter are the “Company IP”. The Company or one of the Company Subsidiaries exclusively owns, free of all Encumbrances other than Permitted Encumbrances and other than licenses of Intellectual Property granted by the Company to third parties, all Company IP, which is subsisting and, to the Knowledge of the Company, which is (exclusive of applications) valid and enforceable to the extent material.

(b) To the Knowledge of the Company, no third party is infringing or misappropriating any Company IP in any material respect. To the Knowledge of the Company, neither the Company nor any Company Subsidiary is infringing or misappropriating any Intellectual Property owned by any third party in any material respect. During the past three (3) years, neither the Company nor any Company Subsidiary has received any written notice or claim asserting that any such infringement or misappropriation has or may have occurred.

(c) To the Knowledge of the Company, there is no pending or threatened action or other proceeding that challenges the enforceability, validity or ownership of, or use by, the Company or any Company Subsidiary of any Company IP. None of the Company IP is subject to any outstanding Order affecting adversely the rights of the Company or any Company Subsidiary with respect to such Company IP.

(d) The Company and the Company Subsidiaries have taken reasonable steps, consistent with generally accepted industry standards and any Applicable Laws, to protect and maintain their respective rights in the Company IP, including taking steps reasonable under the circumstances to maintain the confidentiality of Company IP the value of which is contingent upon maintaining the confidentiality thereof. Except for disclosure pursuant to a confidentiality agreement, neither the Company nor any Company Subsidiary has authorized the disclosure of any proprietary information that the Company wishes to remain confidential, nor has any such proprietary information been disclosed, other than pursuant to a valid and enforceable confidentiality agreement with respect thereto.

(e) Section 5.18(e) of the Company Disclosure Letter lists all material Intellectual Property licenses or other material grants of rights or interests with respect to Intellectual Property granted by or to the Company or the Company Subsidiaries under any Company IP or other Intellectual Property that is material or necessary for the Company’s or the Company Subsidiaries’ business as currently conducted, other than (i) commercially available off-the-shelf software licensed pursuant to shrink-wrap, click-wrap or online licenses, (ii) non-exclusive licenses granted to customers of the Company or any Company Subsidiary in the ordinary course of business and (iii) invention assignment agreements entered into with officers, employees, consultants, independent contractors or service providers of the Company or a Company Subsidiary, other than agreements with named inventors on any material patents.

Section 5.19 Insurance. Complete and accurate copies of all insurance policies maintained by the Company or any Subsidiary of the Company or which pertain to the Company’s or any of its Subsidiaries’ assets, employees or operations have previously been made available to Holdco. Neither the Company nor any of its Subsidiaries has taken any action or failed to take any action which (with or without lapse of time or notice or both) would constitute a material breach of or default under, or permit termination or modification of any such insurance policy. All such policies are in full force and effect, and are valid and enforceable, all premiums due thereunder have been paid, and the Company and its Subsidiaries are in compliance in all material respects with the terms and conditions of all such policies. As of the date of this Agreement, neither the Company nor any of its Subsidiaries has received notice of cancellation, lapse or invalidation of any such insurance policies, other than notices received in connection with renewals in the ordinary course of business.

Section 5.20 Anti-Takeover Laws. Assuming the accuracy of the representation contained in Section 6.8, the Company has taken all necessary actions to render inapplicable this Agreement, the Merger and the other transactions contemplated hereby from the provisions of Section 203 of the DGCL, and, accordingly, no such section nor other anti-takeover or similar statute or regulation applies or purports to apply to any such transactions. No other “control share acquisition,” “fair price,” “moratorium” or other anti-takeover laws enacted under U.S. state or federal laws apply to this Agreement or any of the transactions contemplated hereby.

Section 5.21 Company Stockholder Approval. The Company Stockholder Approval will be the only vote of the holders of any class or series of capital stock of the Company necessary to approve and adopt this Agreement, the Merger and the other transactions contemplated by this Agreement. No other vote of the holders of any class or series of capital stock of the Company is necessary to approve and adopt this Agreement, the Merger and the other transactions contemplated by this Agreement.

Section 5.22 Opinion of Financial Advisor. The Company Board has received an opinion from Lazard Frères & Co. LLC (“Lazard”), dated as of the date of this Agreement, to the effect that, as of the date of such opinion and subject to the limitations, qualifications, assumptions and conditions set forth therein, the Merger Consideration is fair, from a financial point of view, to the holders of Common Shares (other than Excluded Shares and Dissenting Shares), a copy of which will be delivered to Holdco promptly after the date of this Agreement for informational purposes only.

Section 5.23 Related Party Transactions. There are no outstanding amounts payable to or receivable from, or advances by the Company or any Company Subsidiary to, and neither the Company nor any Company Subsidiary is otherwise a creditor or debtor to, or party to any Company Contract or transaction with, any holder of 5% or more of the Common Shares or any director, officer, or affiliate of the Company or any Company Subsidiary, or to any relative of any of the foregoing, except for employment or compensation agreements or arrangements with directors and officers of the Company or the Company Subsidiaries.

Section 5.24 Brokers. No Person other than Lazard is entitled to any brokerage, financial advisory, finder’s or similar fee or commission payable by the Company or any Company Subsidiary in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company or any Company Subsidiary.

Section 5.25 No Other Representations or Warranties. Except for the representations and warranties contained in this Article V, neither the Company nor any other Person on behalf of the Company or any Company Subsidiary makes any other express or implied representation or warranty with respect to the Company or any Company Subsidiary or with respect to any other information provided by or on behalf of the Company or any Company Subsidiary.

ARTICLE VI

REPRESENTATIONS AND WARRANTIES OF HOLDCO AND MERGER SUB

Except as otherwise disclosed to the Company in the Holdco Disclosure Letter, Holdco and Merger Sub jointly and severally represent and warrant to the Company as follows:

Section 6.1 Corporate Status. Each of Holdco and Merger Sub (a) is duly organized, validly existing and, to the extent applicable, in good standing under the laws of the jurisdiction in which it is organized, (b) has all requisite corporate power and authority to own, lease and operate its properties and carry on its business as now conducted and (c) is duly qualified or licensed to do business as a foreign corporation and is, to the extent applicable, in good standing under the laws of any other jurisdiction in which the character of the properties owned, leased or operated by it therein or in which the transaction of its business makes such qualification or licensing necessary, except where the failure to be so organized, existing or in good standing, or to have such power and authority, or to be so qualified, licensed or in good standing would not, individually or in the aggregate, reasonably be expected to have a Holdco Material Adverse Effect.

Section 6.2 Authority for Agreements. Each of Holdco and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder, and to consummate the transactions contemplated by this Agreement. Except for the approvals described in Section 6.3, the execution, delivery and performance by each of Holdco and Merger Sub of this Agreement and the consummation by Holdco and Merger Sub of the transactions contemplated by this Agreement have been duly and validly authorized by all necessary corporate action on behalf of Holdco and Merger Sub, and no other corporate proceedings on the part of either Holdco or Merger Sub are necessary to authorize this Agreement or to consummate the transactions contemplated hereby, including the Merger. This Agreement has been duly and validly executed and delivered by Holdco and Merger Sub and, assuming the due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of each of Holdco and Merger Sub, enforceable against each of Holdco and Merger Sub in accordance with its terms, except as may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles.

Section 6.3 Consents and Approvals; No Violations.

(a) Assuming the accuracy of the representations and warranties of the Company set forth in Article V, the execution and delivery by Holdco and Merger Sub of this Agreement do not, and the performance of each of their obligations hereunder will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity or other Person except for (i) the Governmental Requirements and (ii) any such consent, approval, authorization, permit, filing or notification, the failure of which to make or obtain would not, individually or in the aggregate, reasonably be expected to have a Holdco Material Adverse Effect.

(b) Assuming the accuracy of the representations and warranties of the Company set forth in Article V, the execution and delivery by Holdco and Merger Sub of this Agreement do not, and the performance of each of their obligations hereunder will not, (i) violate any provision of the Constituent Documents of Holdco or Merger Sub, (ii) result in a violation or breach of any provision of, or constitute (with or without due notice or lapse of time or both) a default under, or give rise to any right of termination, cancellation, payment, acceleration or revocation under, any agreement, undertaking, commitment or obligation to which Holdco or Merger Sub is a party or by which any of them or any of their assets or properties may be bound, (iii) result in the creation or imposition of any Encumbrance (other than Permitted Encumbrances) upon any property or asset of Holdco or Merger Sub or (iv) assuming all consents, approvals, authorizations and permits contemplated in Section 6.3(a) have been obtained, and all filings, notifications or registrations in such clauses have been made, violate or conflict with any Applicable Law to which Holdco or Merger Sub is subject, except, in the case of clauses (ii), (iii) and (iv), for violations, breaches, defaults, terminations, cancellations, payments, accelerations, revocations, creations, impositions or conflicts which, individually or in the aggregate, would not reasonably be expected to have a Holdco Material Adverse Effect.

Section 6.4 Information in Proxy Statement. None of the information supplied or to be supplied by Holdco or Merger Sub for inclusion or incorporation by reference in the Proxy Statement, as of the date it is first mailed to the stockholders of the Company, and at the time of the Company Stockholders’ Meeting, will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation is made by Holdco or Merger Sub with respect to statements made or incorporated by reference in the Proxy Statement based on information supplied by the Company for inclusion therein.

Section 6.5 Litigation. There (a) is no suit, action, proceeding or investigation (whether at law or in equity, before or by any Governmental Entity or before any arbitrator) pending or, to the Knowledge of Holdco, threatened against or affecting Holdco or any of its Affiliates, the outcome of which, individually or in the aggregate, would reasonably be expected to have a Holdco Material Adverse Effect, and (b) is not any Order outstanding against Holdco or any of its Affiliates which, individually or in the aggregate, would reasonably be expected to have a Holdco Material Adverse Effect.

Section 6.6 Financing; Equity Rollover.

(a) Holdco has delivered to the Company true and complete copies of (i) an executed debt commitment letter from the Financing Sources named therein (as the same may be amended or modified pursuant to Section 8.17, the “Debt Commitment Letter”), confirming their respective commitments, subject to the terms and conditions therein, to provide or cause to be provided the debt amounts set forth therein in connection with the transactions contemplated hereby and related fees and expenses (the “Debt Financing”), (ii) executed equity commitment letters from the Sponsors (the “Equity Commitment Letters” and, together with the Debt Commitment Letter, the “Financing Documents”), pursuant to which each Sponsor has committed to purchase, or cause the purchase of, for cash, subject to the terms and conditions therein, equity securities of Topco up to the aggregate amount set forth therein (the “Equity Financing” and, together with the Debt Financing, the “Financing”), and (iii) the Rollover Agreement.

(b) As of the date hereof, (i) none of the Financing Documents or the Rollover Agreement has been amended or modified and no such amendment or modification is contemplated (other than as permitted by Section 8.17 or this Section 6.6), (ii) the respective commitments contained in the Financing Documents and the Rollover Agreement have not been withdrawn, terminated or rescinded in any respect and no such withdrawal, termination or rescission is contemplated (other than as permitted by Section 8.17 or this Section 6.6), and (iii) neither Holdco nor Merger Sub has any knowledge of any occurrence which, with or without notice, lapse of time or both, would or would reasonably be expected to constitute a default of or breach under any of the Financing Documents or the Rollover Agreement.

(c) As of the date hereof, the Financing Documents and the Rollover Agreement are in full force and effect and are the legal, valid, binding and enforceable obligations of Holdco and Merger Sub, as the case may be, and, to the Knowledge of Holdco, each of the other parties thereto, in accordance with the terms and conditions thereof, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

(d) Assuming (i) the Financing is funded in accordance with the Financing Documents, and (ii) the satisfaction of the conditions to the obligation of Holdco and Merger Sub to consummate the Merger as set forth in Section 9.1 and Section 9.3, Holdco will have, at and after the Closing, funds, when added to Available Cash, sufficient to pay (A) the aggregate Merger Fund, and (B) any other amounts required to be paid in connection with the consummation of the transactions upon the terms and conditions contemplated hereby and all related fees and expenses associated therewith. The Financing Documents contain all of the conditions precedent to the obligations of the parties thereunder to make the Financing available to Holdco or Merger Sub on the terms and conditions therein. As of the date hereof, there are no side letters or other agreements, contracts or arrangements to which Holdco or any of its Affiliates is a party related to the funding or investment, as applicable, of the Financing other than as expressly set forth in the Financing Documents and any customary engagement letter and non-disclosure agreements that do not impact the conditionality of the Financing.

(e) As of the date hereof, subject to the accuracy of the representations and warranties of the Company set forth in Article V and the satisfaction of the conditions set forth in Section 9.1 and Section 9.3, neither Holdco nor Merger Sub has any reason to believe that (i) any of the conditions to the funding of the Financing set forth in the Financing Documents will not be satisfied or that the Financing will not be available to Holdco and Merger Sub at the Closing, (ii) any of the conditions to the Contribution contemplated in the Rollover Agreement will not be satisfied, or (iii) the Contribution will not be made prior to the Closing.

(f) The Company acknowledges and agrees that Holdco shall have the right to apply any amount of Available Cash towards payment of the Merger Fund and shall cooperate with Holdco to deposit such Available Cash with the Paying Agent in the Merger Fund immediately prior to the Effective Time.

Section 6.7 No Financing Contingency. Holdco and Merger Sub acknowledge and agree that their obligations under this Agreement, including but not limited to the obligation to pay the Merger Consideration, are not subject to any financing condition.

Section 6.8 Ownership of Common Shares. Other than as a result of this Agreement and the Rollover Agreement, and except for the Common Shares held by the Rollover Holder as disclosed in beneficial ownership reports on Schedule 13D filed with the SEC prior to the date hereof, neither Holdco nor Merger Sub, nor any of their respective Affiliates, owns (beneficially or of record) any Common Shares or any option, warrant or other right to acquire any Common Shares. Neither Holdco nor Merger Sub is, and at no time during the last five (5) years has been, an “interested stockholder” of the Company, as such quoted term is defined in Section 203 of the DGCL.

Section 6.9 Operations of Merger Sub. Merger Sub has been formed solely for the purpose of engaging in the transactions contemplated hereby and, prior to the Effective Time, will have engaged in no other business activities and will have incurred no liabilities or obligations other than those under the Debt Commitment Letter. The authorized capital stock of Merger Sub consists of 1,000 shares of common stock, $0.01 par value per share, of which 100 shares are validly issued and outstanding as of the date of this Agreement. All of the issued and outstanding capital stock of Merger Sub is, and at the Effective Time will be, controlled by Holdco.

Section 6.10 Brokers. No Person other than Morgan Stanley Asia Limited is entitled to any brokerage, financial advisory, finder’s or similar fee or commission payable by Holdco or Merger Sub in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Holdco or Merger Sub.

Section 6.11 No Other Representations or Warranties. Except for the representations and warranties contained in this Agreement, neither Holdco, Merger Sub nor any other Person on behalf of Holdco or Merger Sub makes any other express or implied representation or warranty with respect to Holdco or any of its Subsidiaries or with respect to any other information provided by or on behalf of Holdco or any of its Subsidiaries.

Section 6.12 Disclaimer of Other Representations and Warranties. Each of Holdco and Merger Sub acknowledges and agrees that, except for the representations and warranties expressly set forth in this Agreement (a) the Company is not making and has not made any representations or warranties relating to itself or its business or otherwise in connection with the transactions contemplated by this Agreement, including the Merger, and none of Holdco, Merger Sub or their respective Representatives is relying on any representation or warranty of the Company except for those expressly set forth in this Agreement and (b) no Person has been authorized by the Company to make any representation or warranty relating to the Company or its business, and if made, such representation or warranty must not be relied upon by Holdco or Merger Sub as having been authorized by the Company.

ARTICLE VII

COVENANTS RELATING TO CONDUCT OF BUSINESS

Section 7.1 Conduct of Business by the Company Pending the Merger. From the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms, unless Holdco shall otherwise consent in writing, which consent shall not be unreasonably withheld, delayed or conditioned, or except as listed on Section 7.1 of the Company Disclosure Letter, otherwise expressly permitted by or expressly provided for in this Agreement or as may be required by Applicable Law, the Company shall, and shall cause each of the Company Subsidiaries to, (x) in all material respects, conduct its business in the ordinary course consistent with past practice and (y) use commercially reasonable efforts to preserve substantially intact its business organization and preserve in all material respects its relationships with its material customers, suppliers, vendors, licensors and licensees. In addition to and without limiting the generality of the foregoing, except as listed on Section 7.1 of the Company Disclosure Letter, otherwise expressly permitted by or expressly provided for in this Agreement or as may be required by Applicable Law, from the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms, without the prior written consent of Holdco, which consent shall not be unreasonably withheld, delayed or conditioned, provided that Holdco shall be deemed to have consented to any written request to take any action prohibited under this Section if Holdco does not respond to such request within seven (7) Business Days, the Company shall not, and shall not permit any Company Subsidiary to:

(a) adopt or propose any change in its Constituent Documents;

(b) declare, set aside or pay any dividend or other distribution (whether in cash, stock or other property) in respect of any of its capital stock or other equity interests, except for any dividend or distribution by a direct or indirect wholly-owned Company Subsidiary to the Company or to another direct or indirect wholly-owned Company Subsidiary;

(c) merge or consolidate with any other Person or acquire any assets in an amount in excess of $3,000,000 in the aggregate from or any equity or debt securities or other equity interests in any other Person; provided, however, that the foregoing restriction shall not apply to any expenditures permitted under Section 7.1(l) or any trade accounts payable, accrued commercial or trade liabilities arising in the ordinary course of business consistent with past practice;

(d) sell, assign, transfer, lease, license, subject to an Encumbrance (other than a Permitted Encumbrance) or otherwise surrender, relinquish or dispose of any assets or property of the Company or any Company Subsidiary, other than (i) in the ordinary course of business consistent with past practice, (ii) pursuant to existing written contracts or commitments delivered or made available to Holdco prior to the date of this Agreement or (iii) in an amount not in excess of $3,000,000 in the aggregate;

(e) (i) issue, sell, grant, pledge or otherwise encumber, or authorize any of the foregoing with respect to, any shares of its capital stock or other securities (including any options, warrants or any similar security exercisable for, or convertible into, such capital stock or other security) or enter into any amendment of any material term of any of its outstanding securities other than issuances of Common Shares upon the exercise of Stock Options or rights under the ESPP, or upon the settlement of RSUs or PRSUs; (ii) split, combine, adjust or reclassify any shares, stock or other equity interests of the Company or any Company Subsidiary; or (iii) purchase or redeem any shares of capital stock of the Company or any Company Subsidiary or any other equity interests or any rights, warrants or options to acquire any such shares or interests, except (A) pursuant to commitments in effect as of the date hereof, (B) in connection with withholding to satisfy tax obligations with respect to Stock Options, RSUs or PRSUs, (C) acquisitions in connection with the forfeiture of equity awards, or (D) acquisitions in connection with the net exercise of Stock Options;

(f) incur or assume any Indebtedness, increase any existing lines of credit or other credit facilities or make any loans, advances or capital contributions to, or investments in, any Person, other than any Indebtedness, loan, advance, capital contribution or investment solely by and among the Company and its wholly-owned Subsidiaries;

(g) (i) increase in any material manner the compensation, bonus, pension, welfare, fringe or other benefits, severance or termination pay of any of the current or former directors, officers, or employees of the Company or any Company Subsidiaries, (ii) pay any bonus to any of the current or former directors, officers, employees or consultants of the Company or any Company Subsidiaries, other than, in the case of either of (i) or (ii), (A) as required pursuant to Applicable Law or the terms of any Company Benefit Plan, International Benefit Plan, employment agreement or other employee benefit plan, agreement or arrangement in effect on the date of this Agreement or (B) increases in salaries, wages and benefits of employees made as a result of promotions in the ordinary course of business, in connection with merit increases in the ordinary course of business, and/or otherwise in the ordinary course of business (provided that payment by the Company or any Company Subsidiary of any bonus pursuant to the Company’s or Company Subsidiary’s current plan for fiscal year 2017 that was made available to Holdco shall not be deemed a violation of this Agreement), (iii) establish, adopt, enter into, amend, modify or terminate any Company Benefit Plan, except as required by Applicable Law, (iv) grant any rights to severance or termination pay to, or enter into any severance, change-in-control or other similar agreement with, any director, officer or other employee of the Company or any Company Subsidiary, or (v) hire or terminate by the Company or any Company Subsidiary any employee with an annual base salary of $200,000 or more, or any director, officer or consultant with an annual base compensation of $200,000 or more;

(h) change any method of accounting or accounting principles or practices followed by the Company or any Company Subsidiary, except for any such change required by a change in U.S. GAAP;

(i) pay, discharge, settle, agree to settle or satisfy any litigation (other than any litigation in connection with this Agreement or the transactions contemplated hereby), arbitration, proceeding, claim, liability or obligation, other than any payment, settlement, discharge or satisfaction in an amount not in excess of $500,000 individually or $1,500,000 in the aggregate;

(j) terminate, cancel, modify or amend any insurance coverage maintained by the Company or any Company Subsidiary with respect to any material assets without replacing such coverage with a comparable amount of insurance coverage;

(k) (i) enter into any Contract that would have been a “Company Contract” if it had been entered into prior to the date of this Agreement other than Company Contracts with insurance coverage entered into in the ordinary course of business consistent with past practice or (ii) amend on terms materially adverse to the Company, cancel or terminate any Company Contract or any Contract that would have been a “Company Contract” if it had been entered into prior to the date of this Agreement;

(l) make or authorize any new single capital expenditure in excess of $500,000 or capital expenditures in excess of $2,000,000 in the aggregate;

(m) make, or change or cause or permit to be made or changed, any material Tax election, amend any material Tax Return, consent to any extension or waiver of the limitation period applicable to any material Tax claim or assessment or compromise or settle any material Tax liability that would affect the Company or any of the Company Subsidiaries after the Closing Date;

(n) transfer or repatriate to the United States cash, cash equivalents or liquid short-term or long-term investments held outside of the United States if any material U.S. withholding or income taxes would be incurred in connection with such repatriation, in each case with respect to the Company or any of the Company Subsidiaries;

(o) adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization, reorganization or other similar transaction involving the Company or any of the Company Subsidiaries (other than the Merger);

(p) grant, amend, waive, modify, sell, assign, transfer, license, permit to lapse or become abandoned, or otherwise dispose of any Company IP that is material to the conduct of the business of the Company or any Company Subsidiary, other than non-exclusive licenses granted in the ordinary course of business consistent with past practice;

(q) engage in the conduct of any new line of business material to the Company and the Company Subsidiaries, taken as a whole;

(r) divest, hold separate or otherwise take or commit to take any action that limits its freedom of action with respect to, or its ability to retain, any of the businesses, services or assets of the Company or any of the Company Subsidiaries; or

(s) commit to do any of the foregoing.

Section 7.2 Conduct of Business by Holdco and Merger Sub Pending the Merger. Holdco and Merger Sub agree that, from the date of this Agreement until the Effective Time, except as contemplated by this Agreement or as required by Applicable Law, they shall not, without the prior written consent of the Company, take or cause to be taken any action which would reasonably be expected to, individually or in the aggregate, have a Holdco Material Adverse Effect.

ARTICLE VIII

ADDITIONAL AGREEMENTS

Section 8.1 Access and Information. Upon reasonable prior notice and subject to Applicable Law relating to the exchange of information, the Company shall, and shall cause the Company Subsidiaries to, afford to Holdco and its Representatives reasonable access during normal business hours and upon reasonable prior notice and without undue disruption of normal business activity to the books, records, personnel and facilities of the Company and furnish reasonably promptly to Holdco such information concerning the business, properties, contracts, assets, and liabilities and other aspects of the Company and its Subsidiaries as Holdco or its Representatives may reasonably request; provided that (i) the Company and the Company Subsidiaries shall not be obligated to provide access to (A) any information that, in the reasonable judgment of the Company, would result in the loss of attorney-client or other privilege with respect to such information, (B) any information that would result in a breach of an agreement to which the Company or any of the Company Subsidiaries is a party, (C) any information that, in the reasonable judgment of the Company, would violate any Applicable Law or any request or requirement of any Governmental Entity, or may cause significant harm to the Company or its Subsidiaries if the Merger were not consummated, (D) any documents prepared in connection with the consideration of an Alternative Transaction Proposal or (E) materials prepared in connection with the Company Board’s consideration of the Merger (unless otherwise required to be furnished pursuant to this Agreement or Applicable Law) (it being agreed that, in the event that the restrictions of this clause (i) apply, the Company and the Company Subsidiaries shall provide Holdco with a reasonably detailed description of the information not provided and the Company and Holdco shall cooperate in good faith to design and implement alternative disclosure arrangements to enable Holdco to evaluate any such information without violating the applicable privilege or breaching the Company’s obligation to any third party), (ii) no investigation pursuant to this Section 8.1 shall affect any representations or warranties made herein or the conditions to the obligations of the respective parties to consummate the Merger and the other transactions contemplated by this Agreement, and (iii) the Company and the Company Subsidiaries shall not be required to conduct, or permit Holdco or any of its Representative to conduct, any environmental investigation or sampling of soil, air, surface water, building material, groundwater or other environmental media relating to any Company Leased Property. Holdco agrees that it will not, and will cause its Representatives not to, use any information obtained pursuant to this Section 8.1 for any competitive or other purpose unrelated to the consummation of the Merger. Without limiting the generality of the foregoing, Holdco shall schedule and coordinate all inspections with the Company and shall give the Company at least three (3) Business Days prior written notice thereof. Except as otherwise expressly permitted or contemplated by this Agreement, each party shall continue to abide by the terms of the Mutual Nondisclosure Agreement between GL Capital Management GP Limited and the Company, dated October 23, 2015 (the “Confidentiality Agreement”).

Section 8.2 Proxy Statement.

(a) As soon as reasonably practicable following the date of this Agreement, the Company shall prepare and file with the SEC a proxy statement (as amended or supplemented from time to time, the “Proxy Statement”) to be sent to the holders of Common Shares relating to the meeting of the stockholders of the Company (the “Company Stockholders’ Meeting”) to be held to consider adoption of this Agreement, approval of the Merger and approval of any other matters to effect the transactions contemplated hereby as determined by the parties. The Company in its sole discretion may determine to include in the Proxy Statement matters for which the Company would otherwise seek approval at the Company’s annual meeting, which such matters shall be determined by the Company in its sole discretion; provided that any such matters shall not be presented in a manner adverse in any material respect to Holdco, the Company Board Recommendation or the approval, adoption, recommendation or declaration of advisability by the Company Board or any committee thereof with respect to this Agreement or the Merger and the other transactions contemplated by this Agreement. Holdco shall cooperate with the Company in connection with the preparation of the Proxy Statement and shall furnish all information concerning Holdco, Merger Sub and their respective Affiliates as the Company may reasonably request in connection with the preparation of the Proxy Statement. The Company shall use reasonable best efforts to have the Proxy Statement cleared by the SEC as promptly as reasonably practicable after such filing. The Company will use reasonable best efforts to cause the Proxy Statement to be mailed to the stockholders of the Company as promptly as reasonably practicable after the Proxy Statement is cleared by the SEC.

(b) The Company shall promptly notify Holdco of (i) the receipt of any comments from the SEC and all other written correspondence and oral communications with the SEC relating to the Proxy Statement and (ii) any request by the SEC for any amendment or supplement to the Proxy Statement or for additional information with respect thereto and, in each case of clauses (i) and (ii), the Company shall promptly provide Holdco with copies of all correspondence between it and its Representatives, on the one hand, and the SEC, on the other hand. The Company shall use its reasonable best efforts to respond as promptly as reasonably practicable to any comments from the SEC with respect to the Proxy Statement. All filings by the Company with the SEC in connection with the transactions contemplated hereby, including the Proxy Statement and any amendment or supplement thereto and any response to any comments of the SEC with respect thereto, shall be subject to the reasonable prior review and comment of Holdco, and all mailings to the stockholders of the Company in connection with the Merger and the other transactions contemplated by this Agreement shall be subject to the reasonable prior review and comment of Holdco and, in each case, the Company shall consider in good faith all comments reasonably proposed by Holdco. The Company shall not file or mail any document relating to the Company Stockholders’ Meeting or respond to the SEC prior to receiving the approval of Holdco, which approval shall not be unreasonably withheld, conditioned or delayed.

(c) If at any time prior to the Effective Time any information relating to the Company, Holdco or Merger Sub, or any of their respective Affiliates, directors or officers, is discovered by the Company, Holdco or Merger Sub, which should be set forth in an amendment or supplement to the Proxy Statement so that the Proxy Statement would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party that discovers such information shall promptly notify the other parties and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Applicable Law, disseminated to the stockholders of the Company.

Section 8.3 Company Stockholders’ Meeting. The Company shall, in accordance with its Constituent Documents and Applicable Law, as promptly as reasonably practicable following the date on which the staff of the SEC confirms that it has no further comments on the Proxy Statement or that it does not intend to review the Proxy Statement, duly call, give notice of, convene and hold the Company Stockholders’ Meeting for the purpose of seeking the Company Stockholder Approval. The Company shall use its reasonable best efforts to (i) cause the Proxy Statement to be mailed to the stockholders of the Company and to hold the Company Stockholders’ Meeting as promptly as reasonably practicable following the date on which the staff of the SEC confirms that it has no further comments on the Proxy Statement or that it does not intend to review the Proxy Statement and (ii) subject to Section 8.4, solicit the Company Stockholder Approval and notify Holdco of any material updates as to such solicitation. The Company shall, through the Company Board, recommend to its stockholders that they vote their shares in favor of the Merger (the “Company Board Recommendation”) and shall include such Company Board Recommendation in the Proxy Statement, except to the extent that the Company Board shall have made an Adverse Recommendation Change as permitted by Section 8.4. The Company shall not adjourn, postpone or recess the Company Stockholders’ Meeting without the prior written consent of Holdco and shall adjourn, postpone or recess such meeting as directed by Holdco in order to obtain a quorum or solicit additional votes (so long as such meeting is not adjourned, postponed or recessed to a date on or after the Termination Date) if necessary to obtain the Company Stockholder Approval. In addition to the foregoing, the Company shall not submit to the vote of its stockholders any Alternative Transaction Proposal other than the Merger. The Company in its sole discretion may, at the Company Stockholders’ Meeting, seek approval for matters that would otherwise be considered at the Company’s annual meeting.

Section 8.4 Go-Shop; Acquisition Proposals.

(a) Notwithstanding anything to the contrary contained in this Agreement, during the period beginning on the date of this Agreement and continuing until 11:59 p.m. (New York City time) on August 6, 2017 (the “Transaction Solicitation Period”), the Company and its Subsidiaries may, directly or indirectly, including with the assistance of investment bankers, attorneys, accountants and other Representatives of the Company, (i) actively seek and take any action to initiate, solicit, encourage or otherwise facilitate (whether publicly or otherwise) any Alternative Transaction Proposal, and (ii) enter into, participate in, maintain or continue any discussions or negotiations relating to, or that may be expected to lead to, an Alternative Transaction Proposal, and in connection with such efforts, the Company may authorize its or any of its Subsidiaries’ officers, directors, employees, agents or other Representatives (including any investment banker, attorney or accountant retained by the Company or by any of the Subsidiaries of the Company), directly or indirectly, to initiate, solicit, encourage or otherwise facilitate (whether publicly or privately) efforts by any Person or group (each a “Prospective Acquirer”) to decide whether to make an Alternative Transaction Proposal.

(b) During the Transaction Solicitation Period, the Company may provide non-public information about the Company and its Subsidiaries to Prospective Acquirers, but the Company will not provide, or authorize anyone to provide, non-public information about the Company or any of its Subsidiaries to a Prospective Acquirer unless the Prospective Acquirer enters into an Acceptable Confidentiality Agreement with the Company. If the Company provides to any Prospective Acquirer non-public information about the Company or any of its Subsidiaries that the Company has not provided to Holdco, the Company will promptly provide that non-public information to Holdco.

(c) Without prejudice to Section 8.4(b), if at any time during the Transaction Solicitation Period, the Company Board receives a bona fide written Alternative Transaction Proposal from a Prospective Acquirer, then, as promptly as practicable, and in any event within 48 hours, after the Company receives such Alternative Transaction Proposal, the Company will inform Holdco about such Alternative Transaction Proposal, including the identity of the Prospective Acquirer and a reasonably detailed description of its material terms.

(d) After the end of the Transaction Solicitation Period, except as may relate to any Excluded Party (but only for as long as such Person or group is an Excluded Party) or otherwise expressly contemplated by this Section 8.4, the Company shall not, nor shall it authorize or permit any of its Representatives to, directly or indirectly, (i) solicit or initiate, or knowingly encourage, induce or facilitate any Alternative Transaction Proposal or any inquiry or proposal that constitutes or would reasonably be expected to result in an Alternative Transaction Proposal, (ii) participate in any discussions or negotiations with any Person regarding, or furnish to any Person any non-public information with respect to, or cooperate in any way with any Person (whether or not a Person making an Alternative Transaction Proposal) with respect to any Alternative Transaction Proposal or any inquiry or proposal that would reasonably be expected to result in an Alternative Transaction Proposal, (iii) approve or recommend any Alternative Transaction Proposal, (iv) approve or recommend, or execute or enter into, any letter of intent, agreement in principle, memorandum of understanding, merger agreement, asset or share purchase or share exchange agreement, option agreement or other similar agreement related to any Alternative Transaction Proposal (an “Acquisition Agreement”), (v) enter into any agreement or agreement in principle requiring the Company to abandon, terminate or fail to consummate the transactions contemplated hereby or breach its obligations hereunder or (vi) propose, agree or publicly announce an intention to do any of the foregoing. After the end of the Transaction Solicitation Period, except as may relate to any Excluded Party (but only for as long as such Person or group is an Excluded Party), the Company shall, and shall cause its Representatives to, immediately cease and cause to be terminated all existing discussions or negotiations (if any) with any Person conducted heretofore with respect to any Alternative Transaction Proposal, or any inquiry or proposal that may reasonably be expected to result in an Alternative Transaction Proposal, and request the prompt return or destruction of all confidential information previously furnished. Notwithstanding the foregoing, if in response to a bona fide written Alternative Transaction Proposal, which did not result from any breach of this Section 8.4, the Company Board or any committee thereof determines in good faith (after consultation with its outside legal and financial advisors) that such Alternative Transaction Proposal is, or is reasonably likely to result in, a Superior Proposal, then the Company may, prior to (but not after) the receipt of the Company Stockholder Approval: (x) furnish information (including non-public information) with respect to the Company and the Company Subsidiaries to the Person making such Alternative Transaction Proposal (and its Representatives) pursuant to an Acceptable Confidentiality Agreement; provided that a copy of all such information not previously provided to Holdco (or its Representatives) is provided to Holdco promptly after it is provided to such Person, and (y) participate in discussions or negotiations with the Person making such Alternative Transaction Proposal (and its Representatives) regarding the terms of such Alternative Transaction Proposal; provided that, as promptly as practicable, and in any event within 48 hours, after the Company receives such Alternative Transaction Proposal, the Company will inform Holdco about such Alternative Transaction Proposal, including the identity of the Prospective Acquirer and a reasonably detailed description of its material terms and provided, further, that notwithstanding anything to the contrary included herein, prior to the receipt of the Company Stockholder Approval, the Company will in any event be permitted to take any or all of the actions described in clauses (x) and (y) above with respect to any Excluded Party. The Company agrees that neither it nor any of the Company Subsidiaries shall terminate, waive, amend, modify or fail to enforce any existing standstill or confidentiality obligations (if any) owed by any Person to the Company or the Company Subsidiaries, in each case, except to the extent necessary to permit the Company to take an action it is otherwise permitted to take under this Section 8.4(d)(x) or (y) in full compliance with such provision; provided that the Company (on behalf of itself and the Company Subsidiaries) hereby waives any such standstill obligation to the extent necessary to permit a Person otherwise covered by such standstill to submit a confidential bona fide written Alternative Transaction Proposal to the Company Board. For purposes of clarification, the taking of any of the actions contemplated by clause (x) or (y) of this Section 8.4(d) shall be deemed not to be an

Adverse Recommendation Change. For the purposes of clarification, notwithstanding the expiration of the Transaction Solicitation Period, the Company may continue to engage in the activities described in Section 8.4(a) and Section 8.4(b) (subject to the limitations and obligations set forth therein) with respect to, and the restrictions in the first two sentences of this Section 8.4(d) shall not apply to, any Excluded Party (but only for so long as such Person or group is an Excluded Party), including with respect to any amended or modified Alternative Transaction Proposal submitted by any Excluded Party following the end of the Transaction Solicitation Period.

(e) Except as set forth in this Section 8.4, the Company Board shall not, and shall cause each of its committees not to, directly or indirectly, (i) (A) change, qualify, withdraw or modify (or authorize or publicly propose to change, qualify, withdraw or modify), in any such case in a manner adverse to Holdco, the Company Board Recommendation or the approval, adoption, recommendation or declaration of advisability by the Company Board or any committee thereof with respect to this Agreement or the Merger and the other transactions contemplated by this Agreement, (B) approve or recommend the adoption of, or propose publicly to approve, recommend the adoption of, or declare advisable, any Alternative Transaction Proposal, (C) approve or recommend the adoption of, or propose publicly to approve, recommend the adoption of, or declare advisable, or allow the Company or any of the Company Subsidiaries to execute or enter into, any Acquisition Agreement (other than an Acceptable Confidentiality Agreement), (D) enter into any agreement, letter of intent, or agreement in principle requiring the Company to abandon, terminate or fail to consummate the transactions contemplated hereby or breach its obligations hereunder, (E) subject to Section 8.4(h), if a tender offer or exchange offer for shares of capital stock of the Company that constitutes an Alternative Transaction Proposal is commenced, fail to recommend against such Alternative Transaction Proposal within ten (10) Business Days after the commencement of such Alternative Transaction Proposal or (F) fail to include the Company Board Recommendation in the Proxy Statement or (ii) resolve or agree to do any of the foregoing (each being referred to as an “Adverse Recommendation Change”).

(f) Notwithstanding the foregoing provisions, the Company Board may, prior to (but not after) receipt of the Company Stockholder Approval, make an Adverse Recommendation Change if (i) in response to an unsolicited bona fide written Alternative Transaction Proposal or a bona fide written Alternative Transaction Proposal received during the Transaction Solicitation Period or with respect to an Excluded Party (but only as long as such party remains an Excluded Party), in response to a bona fide written Alternative Transaction Proposal received any time prior to receipt of the Company Stockholder Approval, the Company Board determines (after consultation with its outside legal and financial advisors) that such bona fide written Alternative Transaction Proposal constitutes a Superior Proposal or (ii) an Intervening Event has occurred, and in either case, following consultation with outside legal counsel, the Company Board determines that the failure to make an Adverse Recommendation Change would be inconsistent with its fiduciary duties to the stockholders of the Company under Applicable Law; provided, however, that the Company shall not be entitled to exercise its right to make an Adverse Recommendation Change until after the fifth (5th) Business Day (the “Recommendation Change Notice Period”) following Holdco’s receipt of written notice (a “Company Notice of Recommendation Change”) from the Company advising Holdco that the Company Board intends to take such action, which notice shall (A) if made in connection with a Superior Proposal, include the terms and conditions of any Superior Proposal that is the basis of the proposed action by the Company Board and the identity of the party making such Superior Proposal, and, if applicable, a copy of all of the relevant proposed transaction agreements and any other documents provided by the party making such Superior Proposal, including the then-current form of the definitive acquisition agreement with respect to such Superior Proposal and (B) if made in connection with an Intervening Event, provide reasonable details regarding such Intervening Event; provided, further, that, in the event of a Company Notice of Recommendation Change in respect of a Superior Proposal, if there are any material revisions to the Superior Proposal, the Company shall deliver a new written notice to Holdco and comply again with the requirements of this Section 8.4(f) with respect to such new written notice. Notwithstanding anything to the contrary contained herein, neither the Company nor any Company Subsidiary shall enter into any acquisition agreement pursuant to an Alternative Transaction Proposal unless this Agreement has been terminated in accordance with its terms and the Company Termination Fee has been paid in the manner provided in Section 10.3(b).

(g) Notwithstanding the foregoing, in determining whether to make an Adverse Recommendation Change, the Company Board shall take into account any changes to the terms of this Agreement committed to by Holdco in response to a Company Notice of Recommendation Change or otherwise; provided that, at the written request of Holdco, the Company shall, and shall cause its outside legal counsel and financial advisor to, during the Recommendation Change Notice Period and prior to any Adverse Recommendation Change, negotiate with Holdco in good faith to make such adjustments in the terms and conditions of this Agreement and the Financing Documents so that (i) in the event of a Company Notice of Recommendation Change in respect of a Superior Proposal, the Superior Proposal would no longer constitute a Superior Proposal or (ii) in the event of a Company Notice of Recommendation Change in connection with an Intervening Event, such Adverse Recommendation Change would no longer be necessary to comply with the Company Board’s fiduciary duties to the stockholders of the Company under Applicable Law, and, in each case as applicable, in the event Holdco agrees to make such adjustments to the Agreement and the Financing Documents, no Adverse Recommendation Change shall be made.

(h) Nothing contained in this Agreement shall prohibit the Company from complying with Rules 14a-9, 14d-9, 14e-2 and Item 1012(a) of Regulation M-A promulgated under the Exchange Act, or from issuing a “stop, look and listen” statement pending disclosure of its position thereunder or making any required disclosure to the Company’s stockholders if, in the good faith judgment of the Company Board, after consultation with its outside legal counsel, the failure to do so would be inconsistent with its fiduciary duties under Applicable Law or such disclosure is otherwise required under Applicable Law; provided that any such statement that would be an Adverse Recommendation Change shall be in accordance with Section 8.4(f) and Section 8.4(g).

Section 8.5 Appropriate Action; Consents; Filings.

(a) Subject to the terms and conditions herein provided, each of the Company, on one hand, and Holdco and Merger Sub, on the other hand, shall (i) use reasonable best efforts to obtain as promptly as practicable any necessary consents, approvals, waivers and authorizations of, actions or non-actions by, and make as promptly as practicable all necessary notifications to and filings and submissions with, any Governmental Entity pursuant to Applicable Law or any third party as set forth in Section 8.5 of the Company Disclosure Letter; (ii) use reasonable best efforts to (A) avoid a suit, action, petition to deny, objection, proceeding or investigation, whether judicial or administrative and whether brought by a Governmental Entity or any third party, and (B) avoid the entry of, or to effect the dissolution, lifting or rescinding of, any injunction, stay, restraining order or other order in any such suit, action, petition to deny, objection, proceeding or investigation, in each case, challenging this Agreement or the transactions contemplated hereby or that would otherwise prevent or materially impede, interfere with, hinder or delay the consummation of the Merger and the other transactions contemplated by this Agreement; (iii) use reasonable best efforts to cooperate with each other in (A) determining which filings or responses to requests for additional information or documentary material from a Governmental Entity are required to be made prior to the Effective Time with, and which registrations, consents, approvals, Permits, notices or authorizations are required to be obtained prior to the Effective Time from, Governmental Entities or third parties in connection with the execution and delivery of this Agreement and related agreements and consummation of the transactions contemplated hereby and thereby and (B) timely making all such filings and responses and timely seeking all such consents, approvals, Permits, notices or authorizations; and (iv) use reasonable best efforts to take, or cause to be taken, all other actions and do, or cause to be done, and cooperate with each other in order to do, all other things necessary or appropriate to consummate the transactions contemplated hereby as soon as practicable.

(b) Each of Holdco and the Company shall use commercially reasonable efforts to give the other party the opportunity to participate in any discussions, negotiations or other proceedings and attend any meetings with or before a Governmental Entity relating to this Agreement or the transactions contemplated hereby to the extent not prohibited by Applicable Law. Neither Holdco nor the Company shall permit any of its Representatives to participate in any meeting with any Governmental Entity in respect of any filings, investigation, proceeding or other matters related to this Agreement or the transactions contemplated hereby unless, to the extent permitted by Applicable Law, it consults with the other party in advance. Each of Holdco and Merger Sub, on the one hand, and the Company, on the other hand, shall, to the extent permitted by Applicable Law, promptly inform the other party of any communication from any Governmental Entity regarding this Agreement and the transactions contemplated hereby. In connection with and without limiting the foregoing, to the extent reasonably practicable and unless prohibited by Applicable Law or by the applicable Governmental Entity, each of Holdco and Merger Sub, on the one hand, and the Company, on the other hand, shall provide the other party with a reasonable advance opportunity to review and comment upon, and consider in good faith the views of such other party with respect to, all material written communications with a Governmental Entity regarding the Merger or any other transactions contemplated hereby.

Section 8.6 Public Announcements; Public Disclosures. Except with respect to any Adverse Recommendation Change made in accordance with the terms of this Agreement, Holdco and the Company shall consult with each other before issuing, and give each other the opportunity to review and comment upon, any press release or other public statements with respect to the transactions contemplated by this Agreement, including the Merger, and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by Applicable Law, court process or by obligations pursuant to any listing agreement with any national securities exchange or national securities quotation system. Holdco and the Company agree that the initial press release to be issued with respect to the transactions contemplated by this Agreement shall be in the form heretofore agreed to by the parties. Notwithstanding anything to the contrary in this Section 8.6, each of Holdco and the Company may make any press release or public statement with respect to the transactions contemplated hereby to the extent repeating or affirming disclosure made in any prior press release or public statement validly made in accordance with this Section 8.6.

Section 8.7 Employee Matters.

(a) As of the Effective Time, Holdco shall, or shall cause the Surviving Corporation and its Subsidiaries to, assume and honor the obligations and succeed to the rights of the Company under each employment, change in control, severance, and retention plan, agreement or arrangement set forth on Section 8.7(a) of the Company Disclosure Letter (the “Incentive Agreements”) pursuant to the terms thereof. Holdco and Merger Sub acknowledge and agree that the Merger shall constitute a change of control, change in control, change in effective control or change in ownership, as applicable, under the Incentive Agreements.

(b) Nothing in this Section 8.7 or otherwise in this Agreement shall confer any rights, benefits, remedies, obligations or liabilities upon any Person other than the parties hereto and their respective successors and assigns. Nothing herein shall (i) amend or be deemed to amend any Company Benefit Plan or (ii) limit in any way Holdco’s ability to amend or terminate any Company Benefit Plan at any time after the Effective Time.

Section 8.8 Company Indemnification Provisions.

(a) Without limiting any additional rights that any director, officer, trustee, employee or agent may have under any employment or indemnification agreement or under the Company’s Constituent Documents, this Agreement or, if applicable, similar organizational documents or agreements of any of the Company Subsidiaries, from and after the Effective Time, the Surviving Corporation shall (i) indemnify and hold harmless each person who was, is at the date of this Agreement or becomes during the period from the date of this Agreement through the Closing Date a director or officer of the Company or the Company Subsidiaries (collectively, the

“Indemnified Parties”) to the fullest extent authorized or permitted by Applicable Law, as now or hereafter in effect, in connection with any Claim arising out of acts or omissions occurring at or before the Effective Time (including with respect to any acts or omissions occurring in connection with the approval and adoption of this Agreement and the consummation of the transactions contemplated hereby, including the consideration, approval and adoption thereof and the process undertaken in connection therewith and any Claim relating thereto) and any judgments, fines, penalties and amounts paid in settlement (including all interest, assessments and other charges paid or payable in connection with or in respect of such judgments, fines, penalties or amounts paid in settlement) resulting therefrom and (ii) promptly pay on behalf of or, within ten (10) Business Days after any request for advancement, advance to each of the Indemnified Parties, to the fullest extent authorized or permitted by Applicable Law, as now or hereafter in effect, any expenses incurred in defending, serving as a witness with respect to or otherwise participating in any Claim in advance of the final disposition of such Claim, including payment on behalf of or advancement to the Indemnified Party of any expenses incurred by such Indemnified Party in connection with enforcing any rights with respect to such indemnification or advancement, in each case, without the requirement of any bond or other security, provided that if required by Applicable Law, the Indemnified Party to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such Indemnified Party is not entitled to indemnification. The Surviving Corporation shall not settle, compromise or consent to the entry of any judgment in any Claim in respect of which indemnification has been or could be sought by such Indemnified Party hereunder, unless such settlement, compromise or judgment includes an unconditional release of such Indemnified Party from all liability arising out of such Claim and does not include an admission of fault or wrongdoing by any Indemnified Party, or such Indemnified Party otherwise consents thereto. The Surviving Corporation shall cause its Constituent Documents and the Constituent Documents of its Subsidiaries to contain provisions with respect to indemnification, advancement of expenses and limitation of director and officer liability that are no less favorable to the Indemnified Parties than those set forth in the Constituent Documents of the Company and the Company Subsidiaries as of the date of this Agreement, which provisions thereafter shall not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would adversely affect the rights thereunder of any Indemnified Parties. Any Indemnified Party wishing to claim indemnification under this Section 8.8(a), upon learning of any threatened or actual claim, action, suit, demand, proceeding or investigation, shall promptly notify the Company, and after the Effective Time, the Surviving Corporation thereof in writing; provided that the failure promptly to so notify in writing shall not affect the obligations of the Surviving Corporation except to the extent, if any, that it is not materially prejudiced by such failure or delay.

(b) Prior to the Effective Time, notwithstanding anything to the contrary set forth in this Agreement, the Company shall purchase a six-year “tail” prepaid, non-cancelable policy on the Company’s current directors’ and officers’ liability insurance (“D&O Insurance”), provided that the Company shall not pay, and Holdco and the Surviving Corporation shall not be obligated to pay, annual premiums in excess of 300% of the amount paid by the Company for coverage for its last full fiscal year (such

300% amount, the “Maximum Annual Premium”). The Surviving Corporation shall (and Holdco shall cause the Surviving Corporation to) maintain such “tail” policy in full force and effect. If, for any reason, such “tail policy” cannot be maintained in full force and effect at any time during the period commencing at the Effective Time and ending on the sixth (6th) anniversary of the Effective Time, the Surviving Corporation shall (and Holdco shall cause the Surviving Corporation to) maintain in effect the D&O Insurance in respect of acts or omissions occurring at or prior to the Effective Time, covering each person covered by the D&O Insurance, on terms with respect to the coverage, retention and amounts that are equivalent to those of the D&O Insurance, and with an insurance company with the same or better credit rating as the insurance company providing the current D&O Insurance; provided, however, that in satisfying its obligations under this Section 8.8(b), Holdco and the Surviving Corporation shall not be obligated to pay annual premiums in excess of the Maximum Annual Premium; provided, however, that, if the annual premiums of such insurance coverage exceed such amount, Holdco and the Surviving Corporation shall be obligated to obtain a policy with the greatest coverage available for a cost not exceeding the Maximum Annual Premium. Neither Holdco nor the Surviving Corporation shall take, or allow to be taken, any action to terminate, or which could reasonably be expected to result in the termination of, the D&O Insurance.

(c) If the Surviving Corporation or any of its successors or assigns (i) shall consolidate with or merge into any other Person and shall not be the continuing or surviving corporation or other entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any Person, then, in each such case, proper provisions shall be made so that the successors and assigns of the Surviving Corporation, as the case may be, shall assume all of the obligations set forth in this Section 8.8.

(d) The provisions of this Section 8.8 are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties, their heirs and their respective representatives.

Section 8.9 Merger Sub. Holdco will take all actions necessary to (a) cause Merger Sub to comply with this Agreement, perform its obligations under this Agreement and to consummate the Merger, in each case, on the terms and conditions set forth in this Agreement and (b) ensure that, prior to the Effective Time, Merger Sub shall not conduct any business or make any investments or incur or guarantee any indebtedness or liabilities other than in connection with the Financing.

Section 8.10 State Takeover Laws. If any “fair price,” “business combination” or “control share acquisition” statute or other similar statute or regulation is or may become applicable to this Agreement or the transactions contemplated herein including the Merger, the parties hereto and their respective boards of directors or other governing bodies shall use reasonable best efforts to (a) take such actions as are necessary so that the transactions contemplated hereunder may be consummated as promptly as practicable on the terms contemplated hereby and (b) otherwise take all such actions as are necessary to eliminate or minimize the effects of any such statute or regulation on the Merger.

Section 8.11 No Control of the Company’s Business. Nothing contained in this Agreement is intended to give Holdco or Merger Sub, directly or indirectly, the right to control or direct the Company’s or any Company Subsidiary’s operations prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and the Company Subsidiaries’ operations.

Section 8.12 Section 16. Prior to the Effective Time, the Company Board, or an appropriate committee of non-employee directors thereof, shall use reasonable best efforts to take all such steps as may be required, including the adoption of a resolution consistent with the interpretive guidance of the SEC, so that the disposition or acquisition of any equity securities of the Company (including derivative securities) pursuant to this Agreement by any officer or director of the Company who is a covered person of the Company for purposes of Section 16 of the Exchange Act (“Section 16”) shall be an exempt transaction for purposes of Section 16.

Section 8.13 Notification of Certain Matters. The Company shall promptly notify Holdco of (i) any change or event having a Company Material Adverse Effect and (ii) any notice or other communication from any Person alleging that such Person’s consent is or may be required in connection with the transactions contemplated hereby, and Holdco shall promptly notify the Company of (x) any change or event having Holdco Material Adverse Effect and (y) any notice or other communication from any Person alleging that such Person’s consent is or may be required in connection with the transactions contemplated hereby; provided, however, that the delivery of any notice pursuant to this Section 8.13 shall not limit or otherwise affect the remedies available hereunder to the receiving party.

Section 8.14 Litigation. The Company shall give Holdco prompt notice of, and the opportunity to participate, at its own expense, in the defense or settlement of, any litigation relating to the transactions contemplated by this Agreement, including any stockholder litigation against the Company and/or its directors or any litigation by any lender to the Company (or any of the Company Subsidiaries) or any Person that makes an Alternative Transaction Proposal.

Section 8.15 Bulletin 7. The Company and Holdco hereby agree that the transactions contemplated by this Agreement shall not be deemed as an indirect transfer of PRC assets taxable under Bulletin 7 and other related PRC Tax Applicable Law and neither party shall file a report with any PRC Taxing Authority based on such rules. Notwithstanding anything to the contrary in any other provision of this Agreement, Holdco and the Company hereby agree that no amounts will be deducted or withheld from the Merger Consideration in connection with Bulletin 7 and that any amounts due (including interest and penalties) pursuant to Bulletin 7 will be the sole obligation of Holdco.

Section 8.16 Escrow of Holdco Termination Fee. As of the date of this Agreement, Holdco has caused 646,942 Common Shares (the “Initial Escrow Assets”), each valued at the Merger Consideration, to be deposited with Computershare Trust

Company, N.A., as escrow agent (the “Escrow Agent”), and within twenty-one (21) calendar days after the date of this Agreement (the “Supplemental Escrow Deposit Date”), Holdco shall deposit with the Escrow Agent, or shall cause to be deposited with the Escrow Agent, an additional $24,321,771 in cash (the “Supplemental Escrow Assets” and together with the Initial Escrow Assets, the “Escrow Assets”). The Escrow Assets, representing an amount equal to $31,554,583, shall be held in a segregated account (the “Escrow Account”) by the Escrow Agent in accordance with the terms and conditions of the escrow agreement entered into on or prior to the execution of this Agreement as collateral and security for the payment of the Holdco Termination Fee. The Escrow Assets shall be held in the Escrow Account until the earlier of (a) the Closing Date, at which time the Escrow Assets will be released to Holdco or its Affiliates or, with respect to the cash portion of the Escrow Assets, at the direction of Holdco, to the Paying Agent as part of the aggregate Merger Consideration deposited by Holdco or its Affiliates, and (b) the date on which this Agreement is terminated pursuant to Section 10.1, at which time, the Escrow Assets will be released (i) to the Company, in accordance with Section 10.3(c), as applicable, or (ii) to Holdco or its Affiliates if not otherwise released to the Company in accordance with the foregoing clause (i).

Section 8.17 Sufficient Funds; Financing.

(a) Each of Holdco and Merger Sub shall use reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things necessary to arrange the Debt Financing in a timely manner including to (i) maintain in full force and effect the Debt Commitment Letter, (ii) satisfy, or cause its Representatives to satisfy, on a timely basis all conditions in the Debt Commitment Letter that are within their respective control, other than any condition where the failure to be so satisfied is a direct result of the Company’s failure to comply with its obligations under this Agreement, (iii) fully enforce its rights under the Debt Commitment Letter, (iv) negotiate and execute a definitive debt financing agreement substantially on the terms set out in the Debt Commitment Letter (the “Debt Financing Agreement”) and (v) assuming all conditions precedent in the Debt Commitment Letter have been satisfied, subject to the requirements of Section 2.2, draw upon and consummate the Debt Financing at or prior to the Closing; provided, however, that neither Holdco nor any of its Affiliates shall be required to initiate any legal proceeding against the Financing Sources.

(b) If Holdco or Merger Sub becomes aware that any portion of the Debt Financing has become unavailable on the terms and conditions contemplated in the Debt Commitment Letter or is reasonably likely to be unavailable, (A) Holdco shall promptly so notify the Company, and (B) each of Holdco and Merger Sub shall use its reasonable best efforts to arrange to obtain alternative debt financing from the same or alternate sources, as promptly as practicable following the occurrence of such event, on terms and conditions not materially less favorable, in the aggregate, from the standpoint of the Company, to Holdco and Merger Sub than those contained in the Debt Commitment Letter, in an amount sufficient, when added to the Equity Financing and Available Cash, to consummate the Merger and the other transactions contemplated hereby (the “Alternative Debt Financing”), and to enter into new definitive agreements with respect to such Alternative Debt Financing (the “Alternative Debt Financing

Documents” and together with the Debt Commitment Letter and the Debt Financing Agreement, each, a “Debt Financing Document”) and Holdco shall deliver to the Company as promptly as practicable (and no later than two (2) Business Days) after such execution, a true and complete copy of each such Alternative Debt Financing Document (except for customary engagement letters or fee letters that do not affect the conditionality of such Alternative Debt Financing Documents; in the case of engagement letters or fee letters that affect the conditionality of such Alternative Debt Financing Documents, fee amounts, pricing caps and certain economic and flex terms may be redacted to the extent that they do not adversely affect the amount or availability of the Debt Financing or include any additional conditions to funding). Any reference in this Agreement to (A) the “Debt Commitment Letter” shall be deemed to include the Debt Commitment Letter to the extent so amended, restated, supplemented, replaced, substituted or modified (including any Debt Financing Document to the extent then in effect) and (B) “fee letter” shall be deemed to include any fee letter relating to the Debt Commitment Letter to the extent so amended, restated, supplemented, replaced, substituted or modified (including in connection with any Debt Financing Document to the extent then in effect).

(c) Neither Holdco nor Merger Sub shall agree to or permit any amendments or modifications to, or grant any waivers of, any condition or other provision under any Debt Financing Document without the prior written consent of the Company (which consent shall not be unreasonably withheld, conditioned or delayed) if such amendments, modifications or waivers would (i) reduce the aggregate amount of the Debt Financing or (ii) impose new or additional conditions to the Debt Financing or otherwise expand, amend or modify the Debt Financing in a manner that would reasonably be expected to (A) prevent or materially delay the ability of Holdco or Merger Sub to consummate the Merger or (B) adversely impact in any material respect the ability of Holdco or Merger Sub to enforce its rights against the other parties to any Debt Financing Document. Without limiting the generality of the foregoing, neither Holdco nor Merger Sub shall release or consent to the termination of the obligations of the Financing Sources under any Debt Financing Document except as expressly contemplated hereby.

(d) Holdco shall (i) prior to the Closing, give the Company prompt notice (A) upon becoming aware of any breach of any provision of, or termination by any party to, any Debt Financing Document, or (B) upon the receipt of any written notice or other written communication from any person with respect to any threatened breach or threatened termination by any party to any Debt Financing Document, and (ii) prior to the Closing, otherwise keep the Company informed on a reasonably current basis of the status of Holdco and Merger Sub’s efforts to arrange the Debt Financing or Alternative Debt Financing.

(e) Each of Holdco and Merger Sub shall take (or cause to be taken) all actions and do (or cause to be done) all things necessary, proper or advisable to obtain the Equity Financing, including by (i) maintaining in effect the Equity Commitment Letters, (ii) complying with its obligations under the Equity Commitment Letters, (iii) satisfying on a timely basis all conditions applicable to Holdco or Merger Sub in such Equity Commitment Letters that are within its control, if any, and (iv) enforcing its rights under the Equity Commitment Letters, in each case in accordance with the terms of this Agreement and the Equity Commitment Letters.

Section 8.18 Financing Assistance.

(a) Prior to the Closing, the Company shall, and shall use reasonable best efforts to cause each of the Company Subsidiaries to, provide such cooperation as may be reasonably requested by Holdco in connection with the arrangement of the Debt Financing, or if applicable, the Alternative Debt Financing (provided that such requested cooperation does not unreasonably interfere with the operations of the Company and the Company Subsidiaries), including using reasonable best efforts to (i) as promptly as reasonably practicable furnish to Holdco and Merger Sub and the Financing Sources all Required Information, (ii) participate in a reasonable and limited number of meetings, presentations and due diligence sessions with the Financing Sources and cooperate reasonably with the Financing Sources’ due diligence, to the extent customary and reasonable for the Debt Financing, (iii) to the extent customary and in accordance with Applicable Law, facilitate the providing of guarantees and granting of a security interest (and perfection thereof) in and pledge of collateral and assist in the preparation of, and executing and delivery at the Closing, any definitive documents for the Debt Financing, including any credit agreements, indentures, notes, security documents, guarantees, mortgages, certificates, and other definitive agreements, documents or instruments related to the Debt Financing, if applicable and as may be reasonably requested by Holdco, provided that no such definitive documents in this clause (iii) shall be effective until the Effective Time, (iv) arrange for customary payoff letters, lien terminations and instruments of discharge to be delivered at or prior to Closing relating to all Indebtedness to be paid off, discharged and terminated on the Closing Date, and (v) furnish all documentation and other information required by Governmental Entities under applicable “know your customer”, anti-money laundering, anti-terrorism, foreign corrupt practices and similar laws, rules and regulations of all applicable jurisdictions related to the Debt Financing, including the United States, Cayman Islands and PRC, provided that the information provided hereunder shall be subject to the terms of the Confidentiality Agreement. Neither the Company nor any of its Subsidiaries shall be required, under the provisions of this Section 8.18 or otherwise in connection with any Debt Financing, (x) to pay any commitment or other similar fee prior to the Effective Time, (y) to incur any expense unless such expense is reimbursed by Holdco promptly after incurrence thereof, or (z) to take, or commit to taking, any action that is not contingent upon the Closing or would subject it to actual or potential liability prior to the Effective Time. Holdco shall promptly, upon the termination of this Agreement, reimburse the Company for all reasonable and documented out-of-pocket costs and expenses (including attorneys’ fees) incurred by the Company or any of its Subsidiaries in connection with the cooperation of the Company and the Company Subsidiaries contemplated by this Section 8.18 and shall indemnify and hold harmless the Company, the Company Subsidiaries and their respective Representatives from and against any and all liabilities or losses suffered or incurred by any of them in connection with the arrangement of the Debt Financing, or if applicable, the Alternative Debt Financing, and any information used in connection therewith, except in the event such liabilities or losses arose out of or result from the willful misconduct of the Company, the Company Subsidiaries or any of their respective Representatives.

(b) Holdco and Merger Sub acknowledge and agree that the Company and the Company Subsidiaries and their respective Representatives shall not, prior to the Effective Time, incur any liability to any person under any Debt Financing or Alternative Debt Financing that Holdco and Merger Sub may raise in connection with the transactions contemplated hereby.

Section 8.19 Third Party Consents. The Company shall use its commercially reasonable efforts to obtain, and provide copies to Holdco of written consents to the Merger and the other transactions contemplated by this Agreement from each of the counterparties to the Company Contracts listed on Section 8.19 of the Company Disclosure Letter, which consents shall acknowledge and agree that the applicable Company Contracts will continue after the Closing unaffected by the consummation of the Merger and the other transactions contemplated by this Agreement.

Section 8.20 Stock Exchange Delisting; Deregistration. Prior to the Closing Date, the Company shall cooperate with Holdco and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable laws and rules and policies of NASDAQ to enable the delisting by the Company of the Common Shares from NASDAQ and the deregistration of the Common Shares under the Exchange Act as promptly as practicable after the Effective Time.

Section 8.21 Holdco Vote. In the event that any shares of Company Common Stock are contributed or otherwise beneficially owned by Holdco prior to the record date of the Company Stockholders’ Meeting and at all adjournments or postponements thereof, Holdco shall vote or cause to be voted any Common Shares beneficially owned by it or any of its Subsidiaries, including the Rollover Shares, in favor of the adoption of this Agreement at the Company Stockholders’ Meeting and at all adjournments or postponements thereof.

Section 8.22 Cash Transfer. If Holdco has (i) delivered to Company a certificate, signed by an officer of Holdco, affirming that Holdco and Merger Sub are prepared to and able to effect the Closing, subject to the conditions set forth in Article IX, and (ii) requested in writing at least ten (10) Business Days prior to the Closing Date, the Company shall, and shall cause its Subsidiaries to transfer, at the reasonable discretion of Holdco, through one or more loans, dividends, capital contributions or other transfers as set forth in Section 8.22 of the Holdco Disclosure Letter of up to the full amount of Offshore Cash to the Company (or Merger Sub) to be held in the United States by the Company (or Merger Sub) as unencumbered and unrestricted cash in bank accounts registered in the name of the Company (or Merger Sub) (such transaction, the “Cash Transfer”); provided, however, that, (x) such Cash Transfer may not require the payment of any dividend prior to the day immediately before the Closing Date and in no event shall such Cash Transfer be required to occur more than five (5) Business Days prior to the Closing Date and (y) such Cash Transfer may be made and held in the currency of the transferring entity; provided that such Offshore Cash is exchanged for an equivalent amount in U.S. dollars and held in U.S.-dollar denominated bank accounts of the Company (or Merger Sub) that can be deposited with the Paying Agent immediately prior to the Effective Time. In connection with the Cash Transfer, the Company shall take all such steps and actions as reasonably requested by Holdco.

Section 8.23 Resignations. The Company shall use its reasonable best efforts to obtain and deliver to Holdco at the Closing evidence reasonably satisfactory to Holdco of the resignation effective as of the Effective Time, of those directors of any Subsidiary designated by Holdco to the Company in writing at least 10 Business Days prior to the Closing.

Section 8.24 Tax Treatment. The redemption or sale or exchange of Common Shares in exchange for an amount equal to the Available Cash and the exchange of the remaining Common Shares for the Merger Fund deposited by Holdco pursuant to Section 4.2(a)(i) are intended to be a single integrated transaction for U.S. federal income tax and shall be reported consistently therewith.

ARTICLE IX

CONDITIONS TO CONSUMMATION OF THE MERGER

Section 9.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of Holdco and the Company to effect the Merger shall be subject to the satisfaction or, to the extent permitted by Applicable Law, waiver in writing by Holdco and the Company prior to the Effective Time of the following conditions:

(a) No Order issued by any Governmental Entity of competent jurisdiction or other legal restraint or prohibition restraining, enjoining, making illegal, prohibiting or otherwise preventing the consummation of the Merger or any of the other transactions contemplated by this Agreement (an “Injunction”) shall be in effect, and no Applicable Law shall have been enacted, entered, promulgated or enforced by any Governmental Entity that prohibits or otherwise prevents or makes illegal the consummation of the Merger or any of the other transactions contemplated by this Agreement; and

(b) The Company Stockholder Approval shall have been duly obtained.

Section 9.2 Conditions to Obligation of the Company to Effect the Merger. The obligation of the Company to effect the Merger shall be subject to the satisfaction or, to the extent permitted by Applicable Law, waiver by the Company in writing at or prior to the Effective Time of the following additional conditions:

(a) Each of the representations and warranties of Holdco and Merger Sub contained in this Agreement that (i) are not made as of a specific date shall be true and correct as of the Closing as though made on and as of the Closing and (ii) are made as of a specific date shall be true and correct as of such date, in each case, except where the failure of such representations and warranties to be true and correct (without giving effect to any limitation as to “materiality” or “Holdco Material Adverse Effect” set forth in such representations and warranties), individually or in the aggregate, has not had a Holdco Material Adverse Effect;

(b) Each of Holdco and Merger Sub shall have performed or complied with, in all material respects, its obligations, agreements and covenants under this Agreement to be performed or complied with by it at or prior to the Effective Time; and

(c) Holdco shall have delivered to the Company a certificate, dated as of the Closing Date, signed by an officer of Holdco and certifying as to the satisfaction of the conditions specified in Section 9.2(a) and Section 9.2(b).

Section 9.3 Conditions to Obligations of Holdco and Merger Sub to Effect the Merger. The obligations of Holdco and Merger Sub to effect the Merger shall be subject to the satisfaction or, to the extent permitted by Applicable Law, waiver by Holdco in writing at or prior to the Effective Time of the following additional conditions:

(a) Each of the representations and warranties of the Company contained in this Agreement that (i) are not made as of a specific date shall be true and correct as of the Closing as though made on and as of the Closing, and (ii) are made as of a specific date shall be true and correct as of such date, in each case, except where the failure of such representations and warranties to be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth in such representations and warranties) has not had a Company Material Adverse Effect; provided, however, that notwithstanding anything to the contrary set forth above in this Section 9.3(a), as of the Closing, as though made on and as of the Closing (or, in the case of those representations and warranties that are made as of a specific date, as of such date), (x) the representations and warranties of the Company set forth in Section 5.1 (Corporate Status), the first and last sentences of Section 5.4 (Authority for Agreements), and Section 5.21 (Company Stockholder Approval), shall be true and correct in all material respects and (y) the representations and warranties of the Company set forth in Section 5.3 (Capitalization) shall be true and correct in all respects, except for any de minimis inaccuracy (it being agreed that any inaccuracy that would not reasonably be expected to result in additional cost, expense or liability to Holdco of more than $1,000,000 shall be deemed to be a de minimis inaccuracy);

(b) The Company shall have performed or complied with, in all material respects, its obligations, agreements and covenants under this Agreement to be performed or complied with by it at or prior to the Effective Time;

(c) If and to the extent requested by Holdco pursuant to Section 8.22, Offshore Cash shall have been transferred and currently held unencumbered in the United States by the Company as unrestricted cash in bank accounts registered in the name of the Company;

(d) Since the date of this Agreement, there shall not have occurred any change, event, circumstance, development or effect that has had or constitutes a Company Material Adverse Effect;

(e) The Company shall have delivered to Holdco a certificate, dated as of the Closing Date, signed by an officer of the Company and certifying as to the satisfaction of the conditions specified in Section 9.3(a) through Section 9.3(d); and

(f) The Company shall have delivered to Holdco a certificate, dated no more than thirty (30) days prior to the Closing Date and signed by a responsible officer of the Company, reasonably acceptable to Holdco, certifying that the Company is not, and has not been at any time during the five (5) years preceding the date of such certification, a United States real property holding company, as defined in Section 897(c)(2) of the Code.

Section 9.4 Frustration of Closing Conditions. None of Holdco, Merger Sub or the Company may rely on the failure of any condition set forth in this Article IX to be satisfied if such failure was caused by such party’s breach of this Agreement.

ARTICLE X

TERMINATION

Section 10.1 Termination. This Agreement may be terminated and the Merger contemplated hereby may be abandoned at any time prior to the Effective Time, whether before or after receipt of the Company Stockholder Approval (except as otherwise expressly noted):

(a) by mutual written consent of Holdco and the Company;

(b) by either Holdco or the Company, if the Closing shall not have been consummated by 5:00 p.m. (New York City time) on or before the date that is five (5) months (the “Initial Termination Date”) after the date of this Agreement, unless extended in writing by Holdco and the Company; provided, however, that if on such date, (i) all of the conditions set forth in Article IX have been satisfied (other than those conditions that by their nature are only capable of being satisfied at the Closing) or waived (where permissible) and (ii) the Closing is not able to be consummated on or before the Initial Termination Date solely due to the failure of the Debt Financing to be funded, Holdco may, at its sole discretion, by written notice to the Company prior to the Initial Termination Date, extend the Termination Date to the date that is one (1) month after the Initial Termination Date (the Initial Termination Date, as may be extended pursuant to this Section 10.1(b), the “Termination Date”) to arrange for the Alternative Debt Financing in accordance with Section 8.17(b); provided, further, that the right to terminate this Agreement under this Section 10.1(b) shall not be available to a party whose failure to fulfill any obligation under this Agreement has been the primary cause of the failure of the Closing to occur on or before such date;

(c) by Holdco, if the Company Board shall have failed to recommend the Merger and the approval of this Agreement by the stockholders of the Company, or shall have effected an Adverse Recommendation Change;

(d) by Holdco or the Company, if the Company Stockholder Approval shall not have been obtained prior to the Termination Date;

(e) by the Company, if prior to the Closing there shall have been a breach or inaccuracy of any representation or warranty contained in this Agreement on the part of Holdco or Merger Sub, or Holdco or Merger Sub has failed to perform or comply with any of its covenants or agreements contained in this Agreement, which breach, inaccuracy or failure to perform or comply (i) would give rise to the failure of a condition set forth in Section 9.2(a) or Section 9.2(b) and (ii) is incapable of being cured prior to the Termination Date or, if curable, is not cured by Holdco or Merger Sub, as the case may be, on or before the earlier of (A) the Termination Date or (B) the date that is thirty (30) days following the receipt by Holdco of written notice from the Company of such breach, inaccuracy or failure to perform or comply; provided that the Company is not then in breach of any representation, warranty, covenant or agreement contained in this Agreement such that it would give rise to the failure of a condition set forth in Section 9.3(a) or Section 9.3(b);

(f) by Holdco, if prior to the Closing Date there shall have been a breach or inaccuracy of any representation or warranty contained in this Agreement on the part of the Company or the Company has failed to perform or comply with any of its covenants or agreements contained in this Agreement, which breach, inaccuracy or failure to perform or comply (i) would give rise to the failure of a condition set forth in Section 9.3(a) or Section 9.3(b) and (ii) is incapable of being cured prior to the Termination Date or, if curable, is not cured by the Company on or before the earlier of (A) the Termination Date or (B) the date that is thirty (30) days following the receipt by the Company of written notice from Holdco of such breach, inaccuracy or failure to perform or comply; provided that Holdco or Merger Sub is not then in breach of any representation, warranty, covenant or agreement contained in this Agreement such that it would give rise to the failure of a condition set forth in Section 9.2(a) or Section 9.2(b); or

(g) by Holdco, if the Company shall have materially breached the terms of Section 8.4;

(h) by the Company, at any time prior to receiving the Company Stockholder Approval, in the event that (i) the Company shall have received a Superior Proposal; (ii) the Company Board and/or any authorized committee thereof shall have determined in good faith (after advice from outside legal counsel) that the failure to enter into a definitive agreement relating to such Superior Proposal would be inconsistent with its fiduciary duties under Applicable Law; (iii) concurrently with or immediately following the termination of this Agreement, the Company enters into the definitive agreement relating to such Superior Proposal and pays Holdco (or an Affiliate designated by Holdco) the Company Termination Fee payable to Holdco (or an Affiliate designated by Holdco) pursuant to Section 10.3(b); and (iv) the Company has otherwise complied in all material respects with the provisions of Section 8.4 in connection with such Superior Proposal;

(i) by Holdco or the Company, if any Injunction is in effect and has become final and non-appealable or if any Applicable Law shall have been enacted, entered, promulgated or enforced by any Governmental Entity that prohibits or otherwise prevents or makes illegal the consummation of the Merger;

(j) by the Company, if Holdco and Merger Sub fail to complete the Merger within five (5) Business Days following the date upon which Holdco is required to consummate the Closing pursuant to Section 2.2 due to any reason other than (i) failure to receive any approvals required of any Governmental Entity or (ii) failure of the Debt Financing or Alternative Debt Financing to be funded, if (x) all conditions in Section 9.1 and Section 9.3 have been satisfied or waived as of the date on which the Closing would otherwise be required to occur (other than those conditions that, by their nature, are to be satisfied by actions taken at the Closing, but such conditions must be capable of being satisfied on such date as if it were the Closing Date) and (y) the Company has irrevocably committed in writing that the Company is prepared to and able to effect the Closing;

(k) by the Company, if Holdco and Merger Sub fail to complete the Merger within five (5) Business Days following the date upon which Holdco is required to consummate the Closing pursuant to Section 2.2 due to failure to receive any approvals required of any Governmental Entity, provided that, any termination by the Company due to failure to obtain (i) Equity Financing or (ii) Debt Financing or Alternative Debt Financing shall be governed by Section 10.1(j) and Section 10.1(l), respectively, rather than by this Section 10.1(k) regardless of whether any approvals may have been required of a Governmental Entity and not obtained in connection therewith, if (x) all conditions in Section 9.1 and Section 9.3 have been satisfied or waived as of the date on which the Closing would otherwise be required to occur (other than those conditions that, by their nature, are to be satisfied by actions taken at the Closing, but such conditions must be capable of being satisfied on such date as if it were the Closing Date) and (y) the Company has irrevocably committed in writing that the Company is prepared to and able to effect the Closing;

(l) by the Company, if Holdco and Merger Sub fail to complete the Merger by the Termination Date (as may be extended pursuant to Section 10.1(b)) due to failure of the Debt Financing or Alternative Debt Financing to be funded, if (i) all conditions in Section 9.1 and Section 9.3 have been satisfied or waived (other than those conditions that, by their nature, are to be satisfied by actions taken at the Closing, but such conditions must be capable of being satisfied on such date as if it were the Closing Date) and (ii) the Company has irrevocably committed in writing that the Company is prepared to and able to effect the Closing; or

(m) by the Company, at any time after the Supplemental Escrow Deposit Date, if Holdco fails to cause the full amount of the Supplemental Escrow Assets to be deposited in the Escrow Account in accordance with Section 8.16.

Section 10.2 Notice of Termination. In the event of termination of this Agreement by either or both of Holdco and the Company pursuant to Section 10.1, written notice of such termination shall be given by the terminating party to the other party to this Agreement.

Section 10.3 Effect of Termination.

(a) In the event of termination of this Agreement pursuant to Section 10.1, this Agreement shall forthwith become null and void and have no effect, and the obligations of the parties under this Agreement shall terminate, except for the provisions of the last sentence of Section 8.1, this Section 10.3, Article I and Article XI, and there shall be no liability on the part of any party hereto; provided, however, and notwithstanding anything in the foregoing to the contrary, that, except as otherwise provided herein, no such termination shall relieve any party hereto of (i) any liability to pay the Company Termination Fee or Holdco Termination Fee pursuant to this Section 10.3 or (ii) any liability for damages to another party hereto resulting from a knowing or intentional breach of this Agreement or fraud. For the purposes of this Agreement, a “knowing and intentional breach” shall mean a material breach that is a consequence of an act knowingly undertaken by the breaching party with the intent of causing a breach by such party of its covenants and agreements under this Agreement.

(b) The Company shall pay to Holdco (or an Affiliate designated by Holdco) the Company Termination Fee, in the event that Holdco and Merger Sub are not then in material breach of any representation, warranty, covenant or agreement contained in this Agreement, and either:

(i) (A) prior to the Company Stockholders’ Meeting, an Alternative Transaction Proposal shall have been publicly made to the Company or otherwise communicated or made known to the Company’s senior management or the Company Board, (B) this Agreement is terminated pursuant to Section 10.1(d), Section 10.1(f) or Section 10.1(g) at a time when such Alternative Transaction Proposal is still pending and has not been publicly withdrawn, and (C) within twelve (12) months of such termination, the Company enters into a definitive Contract to consummate such Alternative Transaction Proposal or such Alternative Transaction Proposal is consummated; provided, however, that for purposes of this Section 10.3(b)(i) only, each reference to “20%” in the definition of Alternative Transaction Proposal shall be deemed to be a reference to “50%”;

(ii) this Agreement is terminated by Holdco pursuant to Section 10.1(c); or

(iii) this Agreement is terminated by the Company pursuant to Section 10.1(h).

Any Company Termination Fee and other amounts due under this Section 10.3(b), as applicable, shall be paid by the Company by wire transfer of immediately available funds to an account or accounts designated by Holdco, (x) in the case of clauses (i) or (ii) above, within two (2) Business Days after demand by Holdco and (y) in the case of clause (iii) above, as a condition to the effectiveness of the termination pursuant to Section 10.1(h). In no event shall the Company be obligated to pay more than one Company Termination Fee.

Each of the parties hereto acknowledges that the agreements contained in this Section 10.3(b) are an integral part of the transactions contemplated by this Agreement; accordingly, if the Company fails to timely pay the Company Termination Fee, (i) the Company shall pay interest on the Company Termination Fee, and (ii) if, in order to obtain the payment, Holdco commences a suit which results in a judgment against the Company for the Company Termination Fee, the Company shall pay Holdco its reasonable and documented costs and expenses (including reasonable and documented attorneys’ fees) in connection with such suit, together with interest on such amount. The interest amounts payable pursuant to each of (i) and (ii) shall be calculated at the prime rate announced by Citibank, N.A. (or any successor thereto) plus 200 basis points, calculated from the date such payment was required to be made through the date such payment was actually made. Notwithstanding anything in this Agreement to the contrary, in the event that the Company Termination Fee is paid in accordance with this Section 10.3(b), the payment of the Company Termination Fee shall be the sole and exclusive remedy of Holdco, Merger Sub, and their respective subsidiaries, shareholders, Affiliates, officers, directors, employees and Representatives against the Company, its Subsidiaries or any of their Representatives or Affiliates with respect to (i) any loss suffered, directly or indirectly, as a result of the failure of the Merger to be consummated, (ii) the termination of this Agreement, (iii) any liabilities or obligations arising under this Agreement or (iv) any claims or actions arising out of or relating to any breach, termination or failure of or under this Agreement.

(c) Holdco shall pay, or shall cause to be paid, to the Company the Holdco Termination Fee, in the event that the Company is not then in material breach of any representation, warranty, covenant or agreement contained in this Agreement, and either:

(i) this Agreement is terminated by the Company or Holdco pursuant to Section 10.1(b) or Section 10.1(i), provided that, (A) in the case of termination pursuant to Section 10.1(i), the Injunction is not primarily caused by (X) the Company’s breach of any of its representations, warranties, covenants or agreements under this Agreement or (Y) any Applicable Law having been enacted, amended, entered or promulgated by any Governmental Entity after the date of this Agreement and (B) in the case of termination pursuant to Section 10.1(b), at the time of such termination all of the conditions set forth in Section 9.1(b) and Section 9.3 have been satisfied (other than those conditions that, by their nature, are to be satisfied by actions taken at the Closing, but such conditions must be capable of being satisfied on such date as if it were the Closing Date);

(ii) this Agreement is terminated by the Company pursuant to Section 10.1(j);

(iii) this Agreement is terminated by the Company pursuant to Section 10.1(k);

(iv) this Agreement is terminated by the Company pursuant to Section 10.1(l); or

(v) this Agreement is terminated by the Company pursuant to Section 10.1(m).

Notwithstanding anything in this Agreement to the contrary, in the event that (A) the Agreement may be terminated by the Company pursuant to more than one subsection of Section 10.1 and (B) the amount of the Holdco Termination Fee payable pursuant to Section 10.3(c) in connection with the termination varies based on the subsection under which the Agreement is terminated, then the Company shall have the right to elect in its sole discretion the provision under which the Agreement is terminated and the corresponding Holdco Termination Fee payable under this Section 10.3(c). Any Holdco Termination Fee due under this Section 10.3(c) shall be paid, or shall be caused to be paid, by Holdco either directly or out of the Escrow Account by wire transfer of immediately available funds to an account or accounts designated by the Company or in the case of Escrow Shares, by instruction to Escrow Agent to release Escrow Shares to the Company, within two (2) Business Days after demand by the Company. In no event shall Holdco be obligated to pay more than one Holdco Termination Fee.

Each of the parties hereto acknowledges that the agreements contained in this Section 10.3(c) are an integral part of the transactions contemplated by this Agreement; accordingly, if Holdco fails to timely pay the Holdco Termination Fee (i) Holdco shall pay interest on the Holdco Termination Fee, and (ii) if, in order to obtain the payment, the Company commences a suit which results in a judgment against Holdco for the Holdco Termination Fee, Holdco shall pay the Company its reasonable and documented costs and expenses (including reasonable and documented attorneys’ fees) in connection with such suit, together with interest on such amount. The interest amounts payable pursuant to each of (i) and (ii) shall be calculated at the prime rate announced by Citibank, N.A. (or any successor thereto) plus 200 basis points, calculated from the date such payment was required to be made through the date such payment was actually made. Notwithstanding anything in this Agreement to the contrary, in the event that the Holdco Termination Fee is paid in accordance with this Section 10.3(c), the payment of such Holdco Termination Fee shall be the sole and exclusive remedy of the Company and its subsidiaries, shareholders, Affiliates, officers, directors, employees and Representatives against Holdco, Merger Sub, their respective Subsidiaries or any of their Representatives or Affiliates with respect to (i) any loss suffered, directly or indirectly, as a result of the failure of the Merger to be consummated, (ii) the termination of this Agreement, (iii) any liabilities or obligations arising under this Agreement or (iv) any claims or actions arising out of or relating to any breach, termination or failure of or under this Agreement.

ARTICLE XI

MISCELLANEOUS

Section 11.1 Survival of Representations, Warranties and Agreements. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive beyond the Effective Time, except for (a) those covenants and agreements set forth in this Agreement that by their terms contemplate performance in whole or in part after the Effective Time and (b) those contained in this Article XI.

Section 11.2 Notices. All notices, claims, demands and other communications hereunder shall be in writing and shall be deemed given (a) when sent by e-mail of a pdf attachment (with confirmation of receipt by non-automated reply e-mail from the recipient) (provided that any notice received by e-mail transmission or otherwise at the addressee’s location on any Business Day after 5:00 p.m. (New York time) shall be deemed to have been received at 9:00 a.m. (New York time) on the next Business Day) or (b) when sent by an internationally recognized overnight carrier (providing proof of delivery) or when delivered by hand, addressed to the respective parties at the following addresses (or such other address for a party as shall be specified by like notice):

(a)	If to Holdco or Merger Sub, to:

Unit 3001, China World Tower 2

No. 1 Jian Guo Men Wai Avenue

Beijing 100004, People’s Republic of China

Fax No: +86-10-5961-1210

Attn: Ms. Shirley Lin

with a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP

30/F China World Office 2

No. 1 Jian Guo Men Wai Ave.

Beijing, China 100004

Attention: Peter Huang

E-mail: Peter.Huang@skadden.com

(b)	If to the Company, to:

SciClone Pharmaceuticals, Inc.

950 Tower Ln, Foster City, CA 94404

United States

Attention: Friedhelm Blobel

E-mail: FBlobel@SCICLONE.com

with a copy (which shall not constitute notice) to:

DLA Piper LLP (US)

555 Mission Street, Suite 2400

San Francisco, California 94105-2933

United States

Attention: Howard Clowes

E-mail: howard.clowes@dlapiper.com

and

DLA Piper LLP (US)

2000 University Avenue

East Palo Alto, California 94303-2214

United States

Attention: Eric Wang

E-mail: eric.wang@dlapiper.com

Section 11.3 Interpretation. The parties have participated jointly in the negotiation and drafting of this Agreement. Consequently, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. The specification of any dollar amount in any representation or warranty contained in Article V or Article VI is not intended to imply that such amount, or higher or lower amounts, are or are not material for purposes of this Agreement, and no party shall use the fact of the setting forth of any such amount in any dispute or controversy between or among the parties as to whether any obligation, item or matter not described herein or included in the Company Disclosure Letter or the Holdco Disclosure Letter is or is not material for purposes of this Agreement. Whenever this Agreement requires a Company Subsidiary to take any action, such requirement shall be deemed to include an undertaking on the part of the Company to cause such Company Subsidiary to take such action and, after the Effective Time, on the part of Holdco and the Surviving Corporation to cause such Subsidiary to take such action. Whenever this Agreement requires Merger Sub to take any action, such requirement shall be deemed to include an undertaking on the part of Holdco to cause Merger Sub to take such action.

Section 11.4 Entire Agreement; Assignment. This Agreement (including the Exhibits, Schedules and other documents and instruments referred to herein) constitutes the entire agreement and supersedes all other prior agreements and understandings (other than those contained in the Confidentiality Agreement, which is hereby incorporated by reference herein), both written and oral, among the parties or any of them, with respect to the subject matter hereof, including any transaction between or among the parties. This Agreement shall be binding upon and inure to the benefit of the parties and their successors and permitted assigns, but neither this Agreement nor any rights, interests and obligations hereunder shall be assigned by any party, in whole or in part (whether by operation of law or otherwise), without the prior written consent of each of the other parties and any attempt to make any such assignment without such consent shall be null and void.

Section 11.5 Governing Law and Venue; Waiver of Jury Trial.

(a) This Agreement shall be deemed to be made in and in all respects shall be interpreted, construed and governed by and in accordance with the laws of the State of Delaware without regard to the conflicts of law principles thereof.

(b) Except as set out below, each of the Company, Holdco and Merger Sub hereby irrevocably and unconditionally (i) consents to submit to the sole and exclusive jurisdiction of the courts of the State of Delaware or any court of the United States located in the State of Delaware (the “Delaware Courts”) for any litigation arising out of or relating to this Agreement, or the negotiation, validity or performance of this Agreement, or the transactions contemplated hereby (and agrees not to commence any litigation relating thereto except in such courts), (ii) waives any objection to the laying of venue of any such litigation in the Delaware Courts and (iii) agrees not to plead or claim in any Delaware Court that such litigation brought therein has been brought in any inconvenient forum.

(c) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION  11.5.

Section 11.6 Expenses. Except as expressly set forth herein (including Section 8.18 and Section 10.3), whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses.

Section 11.7 Amendment. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.

Section 11.8 Waiver. At any time prior to the Effective Time, Holdco, on the one hand, and the Company, on the other hand, may (a) extend the time for the performance of any of the obligations or other acts, (b) waive any inaccuracies in the representations and warranties, in the case of Holdco, of the Company and, in the case of the Company, of Holdco or Merger Sub, in each case, contained herein (or in any document delivered pursuant hereto) and (c) waive compliance with any of the agreements or conditions, in the case of Holdco, of the Company and, in the case of the Company, of Holdco or Merger Sub, in each case, contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. No failure or delay by any party in exercising any right, power or privilege hereunder shall act as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege hereunder.

Section 11.9 Counterparts; Effectiveness. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original but all of which shall constitute one and the same instrument. This Agreement shall become effective when each party shall have received counterparts thereof signed and delivered (by facsimile, e-mail of a pdf attachment or otherwise) by all of the other parties.

Section 11.10 Severability; Validity; Parties in Interest.

(a) If any provision of this Agreement or the application thereof to any Person or circumstance is held invalid, illegal or unenforceable by any rule of law or public policy, the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected thereby, and, to such end, the provisions of this Agreement are agreed to be severable. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible. The parties intend that the remedies and limitations hereon contained in this Agreement be construed as integral provisions of this Agreement and that such remedies and limitations shall not be severable in any manner that increases a party’s liability or obligation hereunder.

(b) Except (i) as provided in Section 8.7(a) and (ii) for the provisions of Article IV, Holdco, Merger Sub and the Company hereby agree that their respective representations, warranties, covenants and agreements set forth herein are solely for the benefit of the other party hereto, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein.

Section 11.11 Enforcement of Agreement.

(a) Except as provided in Section 10.3(a), Section 10.3(b), and Section 10.3(c), and subject to Section 11.5, any and all remedies herein expressly conferred upon a party hereto will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy.

(b) The parties hereto acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy therefor. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the performance of terms and provisions of this Agreement in any court referred to in Section 11.5, without proof of actual damages (and each party hereby waives any requirement for the securing or posting of any bond in connection with such remedy), this being in addition to any other remedy to which they are entitled at law or in equity. The parties further agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to law or inequitable for any reason, nor to assert that a remedy of monetary damages would provide an adequate remedy for any such breach.

(c) Notwithstanding anything in this Agreement to the contrary, it is explicitly agreed that the Company shall be entitled to obtain an injunction, specific performance or other equitable remedies to enforce Holdco’s and Merger Sub’s obligation to cause the Sponsors to fund the Equity Financing, but only in the event that each of the following conditions has been satisfied: (i) all conditions in Section 9.1 and Section 9.3 (other than those conditions that, by their nature, are to be satisfied at the Closing) have been satisfied or, if permissible, waived in accordance with this Agreement, (ii) Holdco and Merger Sub have failed to complete the Closing by the date the Closing is required to have occurred pursuant to Section 2.2, (iii) the Debt Financing (or, if applicable, the Alternative Debt Financing) has been funded or will be funded at the Closing in accordance with the terms thereof if the Equity Financing is funded at the Closing, and (iv) the Company has irrevocably confirmed in writing that if specific performance is granted and the Equity Financing and Debt Financing (or, if applicable, the Alternative Debt Financing) are funded, then the Closing will occur. For the avoidance of doubt, in no event shall the Company be entitled to enforce or seek to enforce specifically Holdco’s right to cause the Equity Financing to be funded or to consummate the Merger if the Debt Financing (or, if applicable, the Alternative Debt Financing) has not been funded (or will not be funded at the Closing if the Equity Financing is funded at the Closing).

Section 11.12 Representations and Warranties. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties hereto. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance with the terms of this Agreement without notice or liability to any other person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, persons other than the parties hereto may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

[Signature Pages Follow]

IN WITNESS WHEREOF, each of Holdco, Merger Sub and the Company has caused this Agreement to be executed as of the date first above written.

SILVER BIOTECH INVESTMENT LIMITED

By:	/s/ Yang Yang
Name: Yang Yang
Title: Director

SILVER DELAWARE INVESTMENT LIMITED

By:	/s/ Ping Ping Ting
Name: Ping Ping Ting
Title: Director

SCICLONE PHARMACEUTICALS, INC.

By:	/s/ Friedhelm Blobel
Name: Friedhelm Blobel
Title: President and Chief Executive Officer

[SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER]